EXHIBIT-21-1.03
Eastern Utilities Associates    1993 Annual Report

EUA System Profile

Eastern Utilities Associates is an investor-owned holding company whose shares are traded on the New York and Pacific Stock Exchanges under the ticker symbol EUA. Its subsidiaries are principally engaged in the generation, transmission, distribution and sale of electricity; energy related services such as energy management and cogeneration; and promoting the conservation and efficient use of energy.
   To better reflect the competitive business environment in which it operates, EUA is organized in four distinct business units.

Core Electric Business

EUA's core electric business comprises two business units. The retail business unit provides electric service to more than 290,000 customers in southeastern Massachusetts, and northern and coastal Rhode Island. Retail electric subsidiaries are Blackstone Valley Electric Company, Eastern Edison Company and Newport Electric Corporation. The wholesale business unit is Montaup Electric Company, EUA's generation and transmission subsidiary, which provides electricity at wholesale to the retail business units and two other non-affiliated municipal electric utilities.

Energy Related Business

EUA's energy related business unit includes EUA Cogenex Corporation, EUA Ocean State Corporation and EUA Energy Investment Corporation. EUA Cogenex is the most active of our energy related companies with over 700 energy services contracts in 32 states and the District of Columbia (map). EUA Ocean State owns a 29.9% partnership interest in the Ocean State Power Project in northern Rhode Island. EUA Energy makes investments in energy related businesses.

Corporate

The corporate business unit is made up of Eastern Utilities Associates - the System's parent company - and EUA Service Corporation which provides professional and technical services to all EUA System companies.

    "Map of Southern New England shaded to depict the following:"

        Montaup Electric Wholesale Territory

        Blackstone Valley Electric Service Area

        Eastern Edison Service Area

        Newport Electric Service Area

    "Map of the United States shaded to depict the following:"

        The 32 states and the District of Columbia, where EUA Cogenex does business.

On The Cover
Symbols of the electric industry and of Eastern Utilities Associates were used by noted artist/illustrator Frank Miller to create the collage comprising the front and back covers of this Annual Report. Individual portions of the collage are used for illustration within the publication.

Highlights

                                             1993         1992           1991
FINANCIAL DATA (dollars in thousands)
 Operating Revenues                    $   566,477  $   541,964(1) $   522,583(1)
 Consolidated Net Earnings                  44,931       34,111         26,260
 Return on Average Common Equity              15.0%        13.2%          10.8%
 Common Shareholder Equity-
   % of Capitalization (Year End)             38.7%        34.5%          31.8%
 Total Assets                            1,203,137    1,203,320(1)   1,163,776(1)
 Cash Construction Expenditures             60,767       55,736         57,570

COMMON SHARE DATA
 Consolidated Earnings per Share       $      2.44  $      2.00    $      1.58
 Dividends Paid per Share              $      1.42  $      1.36    $      1.45
 Annual Dividend Rate                  $      1.44  $      1.36    $      1.36
 Total Common Shares Outstanding        19,032,598   17,237,788     16,831,062
 Average Common Shares Traded Daily         42,854       30,511         56,874
 Book Value per Share (Year End)       $     17.50  $     15.48    $     14.77
 Market Price  - High                           29 7/8       25 1/4         25
               - Low                            23 7/8       20 3/8         15 3/4
               - Year End                       28           24 3/4         20 5/8

OPERATING DATA
 Total Primary Sales (mwh)               4,352,000    4,279,000      4,265,000
 System Requirements (mwh)               4,599,000    4,520,000      4,545,000
 System Peak Demand (mw)                       854          849            879
 System Reserve Margin (At Peak)              37.1%        46.1%          28.9%
 System Load Factor                           61.5%        57.5%          59.0%
 Customers (Year End)                      291,799      291,123        289,586
 Employees (Year End) - Core Electric          766          806            838
                      - Energy Related         238          150             75
                      - Corporate              440          443            450


(1) Restated to reflect consolidation of EUA Cogenex partnerships previously reflected as equity investments.

(Earnings & Dividends Per Share & Dividend Payout Ratio chart here)


Earnings & Dividends Per Share

   "Bar Chart depicting Earnings and Dividends paid per share for 1991, 1992 and 1993 as follows:"

                                      1991      1992     1993
       Earnings                      $1.58     $2.00    $2.44
       Dividends paid per share      $1.45     $1.36    $1.42


Dividend Payout Ratio

    "Line Graph depicting Dividend Payout Ratio of EUA and Industry Index for
     1991, 1992 and 1993 as follows:"

                                      1991      1992     1993
        EUA                            92%       68%      58%
        Industry Index                 81%       83%      78%


To Our Shareholders

  In 1993 we achieved our goal of providing you with an above average return on your investment while continuing to position Eastern Utilities to meet the intensifying competition developing within the electric utility industry. Our constant emphasis on cost control and strategic planning has resulted in increased earnings, a stronger core utility business and continued success in diversifying our energy-related investments.

Financial Results Earnings per common share in 1993 were $2.44, a 22% improvement over 1992's $2.00. Consolidated return on average common equity increased in 1993 to 15.0%, versus 1992's 13.2%. Total return on shareholder investment was 20%. Slightly more than one-half the 1993 earnings increase came from utilization of investment tax credits associated with the EUA Power Settlement. Our energy-related investments and effective cost control measures also contributed to the increase. In a addition, we made considerable progress in strengthening our balance sheet in 1993.
  Your dividend was increased to an annual rate of $1.44, the first dividend increase since 1990. This is the 65th consecutive year that Eastern Utilities shareholders have received a dividend.

Competition Competition, without a doubt, is the most discussed issue in the electric utility industry today. EUA recognized early on that competition would drive management to prioritize its resources and dramatically change the way we do business . To prepare for an intensified competitive environment, EUA has reorganized to meet these challenges. Through our Strategic Planning process, we have segregated our business into four strategic units which are described in the Business and Strategies section which follows this letter.

Core Electric Business There are encouraging signs that the long awaited economic recovery may finally be taking hold in our region. Total primary sales increased 1.7% in 1993. Sales to industrial customers were up for the second year in a row; residential customer sales increased after three years of decline. Commercial sales, however, remained flat.
  This March we expect to request the Federal Energy Regulatory Commission to authorize a reduction in the rate Montaup Electric, our wholesale generating subsidiary, charges its customers. This reduction, coupled with incentive rates intended to encourage rage economic development in our service territories, is expected to improve our competitive position and help promote economic growth in the communities we serve.
  In 1993, we continued to seek and implement economies in operations without sacrificing our high standards of service reliability and safety. We consolidated retail division functions and reduced our core electric business workforce by almost 5%, mostly through attrition. Over the past three years, the reduction has been 12%. Through the diligence of our employees and the Teaming Up for Performance incentive program, controllable operation and maintenance expenses were reduced about 6% compared to last year. We also refinanced a number of debt issues in 1993 to take advantage of lower interest rates.
  The outlook for our core electric business is relatively stable in terms of annual earnings potential. Each company within this unit is expected to earn at or near its allowed rate of return without increasing their rates. These companies will also finance their cash construction requirements with internally generated funds thus avoiding the negative impact of higher interest rates should they return. Benefitting from the economic recovery in our service territories, this business unit will continue to provide a stable contribution to EUA earnings over the next few years.

Energy Related Businesses Our EUA Cogenex subsidiary remains a leader in the energy services field with a growing client list that includes the Department of Energy and its headquarters building in Washington D.C.. That project won first place in a respected national trade publication's Efficient Building Awards program. EUA Cogenex also acquired the James L. Day Co. of Victor, N.Y., which has been renamed EUA Day. It is one of the oldest and largest distributors of Andover building automation on controls in the country. The addition of Northeast Energy Management, Inc., a Maine based energy services company similar to EUA Cogenex, provides new growth opportunities in that state.
  In keeping with our strategy to invest only in energy related activities, our EUA Energy Investment Corporation subsidiary has invested in a limited partnership, TransCapacity L.P., which will provide services nationally to all gas users as they struggle to cope with the impacts of the Federal Energy Regulatory Commission's Order 636 and gas pipeline deregulation.
  We fully expect that as we move forward, our Energy Related business unit will contribute a growing share of EUA's earnings. While EUA has emerged as a diversified energy services company, we recognize that our core electric business remains the foundation of the EUA System.

Changing Times While there has always been competition for customers from other energy suppliers, competition from within the industry itself demands that we sharpen our focus to ensure continued success in a changing environment. We have instituted procedures to tie strategic planning to our operating budget that will enhance our ability to control costs and meet customer needs. We have also made the marketing of the products and services we offer a priority and continue to stress the import once of employee training and better customer service.
  We are grateful to EUA System employees for their enthusiastic support and hard work. We appreciate your loyalty as shareholders. Your confidence will be rewarded as we remain dedicated to enhancing the value of your investment.


Sincerely,



Donald G. Pardus
Chairman





John R. Stevens
President


March 8, 1994

Businesses And Strategies

Overview
Competition is the most discussed issue in the electric utility industry today. While competition is not new to the industry, its role to date has been minor compared to the part it will play in the future. One of the major goals of the National Energy Policy Act of 1992 is to increase competition within the electric utility industry, in order to accelerate its restructuring. As competition shapes the future of the business, those companies that have recognized the need to change course will be in a better position to compete - those still mired in the monopoly mindset will find it difficult to survive.
  The "electric company" of monopoly days is gone. EUA recognized early on that competition would require it to prioritize resources and change the way it does business. We have emerged as a diversified energy services company, poised for competition, the challenges it poses and the opportunities it provides. To prepare for competition, EUA's Strategic Plan set goals and strategies for each of its business units: Retail, Wholesale, Energy Related and Corporate. The Retail and Wholesale business units combine to form our Core Electric Business, which remains the foundation of the EUA System. The Energy Related Business unit combines our energy related diversification efforts, while the Corporate business unit provides professional and technical services to all EUA System companies. Stable capital requirements in our Core Electric Business over the next few years will allow management to invest its resources in other business opportunities that present greater potential for growth of your investment. The following 1993 business review maps EUA's strategic direction to successfully meet the challenge of an intensifying competitive environment.

Core Electric Business
The Core Electric Business is comprised of our Retail electric and Wholesale electric business units. In 1993 these business units combined to contribute over $33.5 million or $1.82 per share to EUA's consolidated earnings per share.
  The Retail Business Unit (Blackstone Valley Electric Company, Eastern Edison Company and Newport Electric Corporation) has prepared for increasing competitive pressures by continuing strict cost control measures which began four years ago; by re-emphasizing our commitment to quality customer service; and by filing economic development rates designed to help existing customers expand and attract new business to the area. Our retail subsidiaries continue to consolidate retail division functions by state, streamline organizations and further cut costs. During 1993, the Retail Business Unit saw its controllable operation and maintenance expenses decrease by more than 2% - in the face of an increase in the Consumer Price Index of approximately 3%. This was accomplished both by reducing our Retail Business Unit workforce by an additional 4%, bringing the total reductions since 1990 to almost 12%, and by keeping tight rein on how our operations and maintenance expense dollars are spent. As important as cost control is, quality customer service continues to be a primary focus of our Core Electric Business. We also are training employees to sharpen their marketing skills to better serve our customers.
  The economy in our service territory has bottomed out and is starting to improve. Kilowatthour (kWh) sales to our customers were up 1.7% in 1993 - even though our successful conservation programs reduced sales by almost 1%. Rising employment, increased housing starts and sales of existing homes, increased retail sales, and a substantial increase in industrial sales of almost 4% are all indicators that our service territory economy is on a steady course to recovery.
  We continue to monitor the potential impacts of competition. The fact that our industrial sales account for only 18% of the EUA System's total kWh sales and that they are derived from a diverse mix of many relatively small customers should mitigate potential negative impacts from external competition in this sector.
  The outlook for our Retail Business Unit is relatively stable in terms of investment, rate base and annual income potential. Each company within this Business Unit is expected to earn at or near its allowed rate of return and to cover all its cash construction requirements with internally generated funds. We expect that this Business Unit will continue to provide a stable contribution to EUA System financial results over the next few years.
  We recognize that historically electric utilities in the Northeastern United States have had rates that are higher than many other sections of the country. The ultimate goal of the Retail Business Unit is to reduce our costs relative to the other utilities in the region and to be a provider of energy and related services with more competitive prices, while maintaining a level of service above that of any competitors.
  The Wholesale Business Unit (Montaup Electric Company) will respond to increasing competitive pressures by continuing to control costs and by seeking innovative ways to reduce its overall cost of providing electricity to its customers. Like the Retail Business Unit, our Wholesale Business Unit saw a reduction of more than 1% in controllable operation and maintenance costs versus a Consumer Price Index increase of 3%. Our Wholesale Business Unit workforce was reduced an additional 7% in 1993. In March 1994, Montaup expects to file for a reduction in the rates it charges its wholesale customers, which will lower ultimate customer costs because the reduction will flow through to our retail electric businesses.
  The Wholesale Business Unit expects to have sufficient generating capacity available to meet the needs of its customers through the end of this decade. While a declining rate base will result in lower annual income contributions over the next few years, we expect construction requirements to be stable or to decline slightly.
  The primary goal of the Wholesale Business Unit is to continue to lower its cost of wholesale power relative to other suppliers.

Energy Related Business
The Energy Related Business Unit, - EUA Cogenex Corporation, EUA Ocean State Corporation and EUA Energy Investment Corporation - contributed $7.2 million or 39 cents per share to consolidated earnings in 1993. As we move forward, we expect our Energy Related Business Unit to contribute a growing percentage of EUA's net income and investment.
  EUA Cogenex's contribution to EUA's consolidated earnings in 1993 increased by 25% to $3.5 million or 19 cents per share. EUA Cogenex is the most active of our energy related businesses with over 700 energy service contracts in 32 states and the District of Columbia. Recognized as one of the leaders in the energy services industry, EUA Cogenex recently completed two strategic acquisitions designed to enhance its competitive position in this rapidly expanding industry. James L. Day Company, renamed EUA Day, is one of the oldest and largest distributors of building automation controls in the country and Northeast Energy Management, Inc., a Maine-based company, provides energy services similar to EUA Cogenex.
  In a recent study done for the Department of Energy, the energy efficiency market was estimated to be up to $27 billion domestically through the end of this decade. To maximize our participation in this market, EUA Cogenex has been developing a high highly-trained national sales force to actively pursue new customers in 1994 and beyond. This skilled staff will help drive EUA Cogenex's growth in 1995 and beyond. Annual sales growth of 20% is a realistic goal which should enable EUA Cogenex to continue increasing its contribution to consolidated earnings.
  Our EUA Ocean State subsidiary contributed $5.3 million or 29 cents per share to EUA's Consolidated earnings in 1993. This equates to a return on our invested equity of almost 32%. Since EUA Ocean State's only asset is its 29.9% ownership interest in the Ocean State Power Project in Rhode Island, we expect its contribution to decline gradually over the 20-year life of the plant.
Our decision to invest only in energy related opportunities resulted in the establishment of EUA Energy Investment in 1987. One such opportunity is a recent investment in TransCapacity Limited Partnership (L.P.). The entire investment, $2.2 million, was charged to expense in 1993. TransCapacity L.P. is developing specialized software and systems for assessing the gas pipeline information that will become available as a result of The Federal Energy Regulatory Commission's Order 636 which deregulated portions of the gas industry. More importantly, it has the potential to provide services on a fee basis nationally to all gas users as they struggle with the impacts of Order 636 and gas pipeline deregulation. While it is still too early to project earnings contributions from this investment with confidence, we are excited about its potential for meaningful contributions in the future.
  The goals of our Energy Related Business Unit are to provide an increasing percentage of EUA System earnings, maintain EUA Cogenex's leadership in the energy services industry and investigate new energy related business opportunities that will enhance e Shareholder value.

Summary
As always, we will continue to carefully evaluate our strategies to enhance share value for our shareholders. We will aggressively pursue diversification through energy related businesses, while recognizing that our core electric business remains our primary business.

Selected Consolidated Financial Data(1)

Years Ended December 31,
(In Thousands Except Common Share Data)         1993          1992(2)      1991(2)      1990         1989
INCOME STATEMENT DATA:
 Operating Revenues                       $   566,477  $   541,964  $   522,583  $   465,685  $   429,422
 Operating Income                              75,406       64,347       66,336       55,385       58,388
 Consolidated Net Earnings (Loss)              44,931       34,111       26,260     (130,182)      40,877

BALANCE SHEET DATA:
 Plant in Service                           1,016,453    1,002,717       990,726     985,138      687,833
 Construction Work in Progress                  8,728        4,943         6,881       6,809      674,850
  Gross Utility Plant                       1,025,181    1,007,660       997,607     991,947    1,362,683
 Accumulated Depreciation and
  Amortization                                296,995      274,725       251,503     241,128      203,990
  Net Utility Plant                           728,186      732,935       746,104     750,819    1,158,693
 Total Assets                               1,203,137    1,203,320     1,163,776   1,094,740    1,376,032

CAPITALIZATION:
 Long-Term Debt - Net                         496,816      462,958       488,452     443,595      606,079
 Redeemable Preferred Stock - Net              25,053       28,496        29,980      34,530       34,612
 Non-Redeemable Preferred Stock - Net           6,900       15,850        15,850      15,850       15,079
 Common Equity                                333,165      266,855       248,598     237,393      375,016
  Total Capitalization                        861,934      774,159       782,880     731,368    1,030,786
 Short-Term Debt                               37,168      109,936        72,449      43,071       58,676

COMMON SHARE DATA:
 Consolidated Earnings (Loss) per Average
  Common Share                            $      2.44  $      2.00  $       1.58 $     (8.18) $      2.95
 Average Number of Shares Outstanding      18,391,147   17,039,224    16,608,090  15,917,255   13,877,091
 Return on Average Common Equity                 15.0%        13.2%         10.8%      (42.5%)       12.1%
 Market Price - High                             29 7/8         25 1/4        25          41 1/2       41 3/4
              - Low                              23 7/8         20 3/8        15 3/4      20 3/4       30 3/8
              - Year End                         28             24 3/4        20 5/8      23 7/8       41 3/4
 Dividends Paid per Share                 $    1.42    $      1.36  $       1.45 $     2.575  $     2.475


(1) Includes financial and operating statistics for Newport Electric Corporation from April 1, 1990 and EUA Power Corporation through December 31, 1990 at which time EUA Power was deconsolidated for financial reporting purposes.
(2) Income Statement and Balance Sheet Data have been restated to reflect consolidation of EUA Cogenex partnerships previously reflected as equity investments.


Management's Discussion And Analysis Of Financial Conditions And Review Of Operations

Overview
Eastern Utilities Associates' (EUA) Consolidated Net Earnings for 1993 increased 31.7% to $44.9 million or $2.44 per average common share, from 1992 Consolidated Net Earnings of $34.1 million, or $2.00 per share. Earnings Per Share increased in spite of a 7.9% increase in the average number of common shares outstanding primarily due to the April 1993 issuance of 1.3 million common shares.

Net Earnings and Earnings Per Share By Business Unit:

                                     1993                  1992
                               Net                    Net       Earnings
                             Earnings   Earnings     Earnings   (Loss)
                              (000's)   Per Share    (000's)    Per Share
Core Electric Business      $33,461      $1.82      $31,958      $1.88
Energy Related Business       7,243       0.39        9,768       0.57
Corporate                     4,227       0.23       (7,615)     (0.45)
  Consolidated              $44,931      $2.44      $34,111      $2.00

The 1993 results were impacted by a number of factors described under each business unit below.

Core Electric Business:  Positive earnings impacts included:
     - Rate increases implemented by EUA's retail electric subsidiaries during 1992 and 1993;
     - Increased kilowatthour (kwh) sales;
     - A marked reduction in long-term debt interest charges resulting from the recent financing activity of the Core Electric Business; and
     - EUA's continued commitment to controlling costs wherever possible without impacting the safety, adequacy and reliability of its electric service.
  These positive earnings impacts were somewhat offset by the unrecovered expense related to the accrual of post-retirement benefits other than pensions mandated by the Financial Accounting Standards Board (FASB) Statement No. 106 (FAS106).

Energy Related Business: The Energy Related Business impacts on 1993 earnings were as follows:
     - Increased earnings contributions from EUA's energy services subsidiary, EUA Cogenex Corporation (EUA Cogenex);
     - Lower earnings contributions from EUA's investment in the Ocean State Power Project (OSP); and
     - Lower earnings contributions from EUA Energy Investment Corporation
(EUA Energy) resulting from start-up costs related to its initial investment in TransCapacity Limited Partnership (L.P.).

Corporate: The most significant impact on 1993 earnings was the utilization of investment tax credits which expire with the 1993 tax year and are related to the December 1992 EUA Power settlement agreement. The utilized tax credits which lowered 1993 federal income tax expense amounted to $4.9 million, or 27 cents per share, are included in corporate results above.
  The EUA Power settlement also caused a significant decrease in legal expenses in 1993.

Comparison of Financial Results
In 1993 EUA consolidated the EUA Cogenex partnerships which had previously been accounted for as equity investments. The 1992 and 1991 financial statements have been restated to present these partnerships on a consolidated basis. The restatements do not materially change amounts previously reported.

Operating Revenues
The table below sets forth estimates of the factors which contributed to the change in Operating Revenues from 1991 through 1993:

                                                 Increase(Decrease)
                                                  From Prior Years
($ in millions)                                    1993    1992
Operating Revenue change attributable to:
Core Electric Business:
  Purchased Power Recovery                       $ 7.0    $ 7.1
  Recovery of Fuel Costs                          (2.3)    (6.6)
  Effect of Rate Changes                           8.6      3.6
  Unit Contracts and Sales to NEPOOL             (13.1)     3.6
  Kilowatthour Sales and Other                     1.5     (2.8)
Energy Related Business:
  EUA Cogenex                                     22.8     14.5
Total                                           $ 24.5    $19.4

Core Electric Business:  The revenue attributable to the Purchase Power
Recovery reflects our retail companies' method of recovery of purchased power capacity costs.
  Revenues attributable to Recovery of Fuel Costs result from the operation of fuel adjustment clauses. The change in such revenues reflects corresponding underlying changes in fuel costs.
  The Effect of Rate Changes reflects base rate increases for; (i) Montaup Electric Company (Montaup), effective May 1991; (ii) Blackstone Valley Electric Company (Blackstone) effective in April 1992; (iii) Newport Electric
Corporation (Newport), effective October 1992, and (iv) Eastern Edison Company (Eastern Edison) effective January 1993.
  Revenues attributable to Unit Contracts and sales to NEPOOL reflect revenues from such short-term contracts and Montaup's and Newport's interchange sales to the New England Power Pool.
  The change in revenues associated with kwh Sales and Other reflects the effect of kwh sales on base revenues and changes in other operating revenues.

Energy Related Business: EUA Cogenex revenues reflect the change in total revenues of that company. The 1993 increase is due primarily to revenues from its EUA Nova division which was acquired in December 1992 and increased revenues related to the sale of energy equipment. The 1992 increase is due primarily to an increase in revenues of the consolidated partnerships. See offsetting increases in 1992 partnership expenses below.

Core Electric Business Kwh Sales
Total Energy Sales decreased in 1993 from 1992 due to a significant decrease in short-term unit contract sales, which include sales to NEPOOL. Short-term unit contract and NEPOOL sales recover the underlying cost of fuel only and therefore have no impact on earnings. Total primary sales, however, increased by 1.7% in 1993, paced by improvements of 3.9% and 3.1% in sales to our industrial and residential classes, respectively. Contributing to these gains was the hotter than normal summer of 19 93 and the slow but steady economic recovery taking place in our retail service territories. Economic indicators suggest that this trend will continue for the foreseeable future.
  The 1992 versus 1991 increase in Total Energy Sales of the Core Electric Business was due to a significant increase in short-term unit contract sales. Total primary sales increased by 0.3% primarily due to gains of nearly 1% in sales to both our commercial and industrial customers. The positive effects of the slow economic recovery and colder 1992 winter months were mitigated by unusually mild weather in summer 1992. Total system requirements remained relatively flat due to changes in Losses and Company Use.

Percentage Changes in Kwh Sales by Class of Customer:

                                 Percent
                                 Increase (Decrease)
                                 From Prior Year
                                 1993    1992
Residential                       3.1    (0.3)
Commercial                        0.0     0.8
Industrial                        3.9     0.9
Other Electric Utilities         (9.9)    3.5
Other                            (0.3)   (4.5)
Total Primary Sales               1.7     0.3
Losses and Company Use            2.4   (13.5)
Total System Requirements         1.7    (0.5)
Unit Contracts                  (54.2)   23.0
Total Energy Sales              (15.5)    5.7

Expenses 1993 vs. 1992
Fuel And Purchased Power: The EUA System's most significant expense items continue to be fuel and purchased power expenses of our Core Electric Business which together comprised about 45.8% of total operating expenses for 1993.
  Fuel expense decreased approximately $11.5 million or 11.9%, from 1992, due largely to a decrease in total System generation resulting from outages experienced by company-owned units. Canal Unit 2, which is 50% owned by Montaup, began a scheduled outage on February 13, 1993, and returned to service on April 5, 1993 while Somerset Unit No. 6, a wholly-owned unit of Montaup, was out of service for most of 1993 due to unanticipated waterwall restoration. Also, Somerset Unit 5 was out of service for five months prior to being placed in deactivated reserve on January 25, 1994. Offsetting these impacts on fuel expense somewhat was a 3.7% increase in Montaup's average cost of fuel for the period.
  Purchased Power expense decreased $2.3 million or 1.6%, as compared to 1992. The decrease was caused primarily by a $2.9 million decrease in conservation and load management (C&LM) expense recorded as purchased power and a $1.0 million decrease attributable to Newport purchases from sources other than Montaup. Offsetting these decreases somewhat were the increased costs of $1.6 million billed by Montaup's suppliers.

Operation And Maintenance:   Overview:  Other Operation and Maintenance (O&M)
expenses for 1993 totaled $182.1 million an increase of $29.2 million over 1992. Total O&M expenses are comprised of three components-Direct Controllable, Indirect and Energy Related. Changes in these components for 1993 were as follows:

                                                           Increase
                                  1993          1992      (Decrease)
                               (In Millions of Dollars)
Direct Controllable             $  82.7       $  88.5      $   (5.8)
Indirect                           50.6          36.6          14.0
Energy Related                     48.8          27.8          21.0
  Total O&M                     $ 182.1       $ 152.9      $   29.2

Direct Controllable expenses of our Core Electric and Corporate Business Units represent 45% of total O&M and include expense items such as: salaries, fringe benefits, insurance, maintenance, etc. The reduction in Direct Controllable expenses in 1993 reflects our continued commitment to cost control. Our core electric workforce was reduced an additional 5% in 1993 and through the diligent efforts of our employees we were able to reduce direct controllable expenses in spite of an increase in the Consumer Price Index of approximately 3%.
  Indirect expenses include items over which we have limited short-term control. Indirects would include such expense items as: O&M expenses related to EUA's ownership interests in nuclear generating facilities such as Seabrook Unit 1 and Millstone Unit 3 (see Note I of Notes to Consolidated Financial Statements for other jointly owned units), power contracts where transmission rental fees are fixed, conservation and load management expenses that are fully recovered in revenues and expenses related to new accounting standards such as FAS87 and FAS106, to name a few.
  The Energy Related component relates to O&M expenses of our Energy Related Business Unit where increases are tied to new and expanded business activity. EUA Cogenex continues to be the fastest growing company in this Business Unit as is reflected by its acquisitions of three smaller companies over the past
13 months.
The increase of $29.2 million in 1993 was due primarily to the following:

Core Electric Business: (i) increased C&LM expenses of $4.1 million; (ii) additional expenses of approximately $3.5 million relating to EUA's adoption of FAS106 (iii) increases of approximately $1.5 million relating to pension accrual; and (iv) increased eased expenses of approximately $3.9 million relating to Montaup's jointly owned units.

Energy Related Business: (i) increased EUA Cogenex expenses of approximately $19.3 million, relating primarily to the operations of its EUA Nova division; and (ii) increased expenses of $2.2 million related to EUA Energy's expensing of its initial investment in TransCapacity L.P.

Corporate: The increases discussed above were offset somewhat by decreases of approximately $3.7 million in corporate legal expenses due primarily to the fourth quarter 1992 settlement of legal proceedings related to EUA Power.

Interest Charges: Interest on long-term debt for 1993 decreased approximately $4.1 million or 9%, compared to 1992. This decrease is due, in part, to Eastern Edison's redemption of $30 million of 9-1/4% First Mortgage and Collateral Trust Bonds (FMBs) in May 1992 and $15 million of 8-1/2% FMBs in June 1992. The redemptions were made primarily with cash proceeds from the early redemption of Montaup securities, which were owned by Eastern Edison. Eastern Edison also refinanced $35 million of 10% FMBs with $35 million of 7.78% Medium Term Notes in July 1992. See "System Financing Activity" for additional factors contributing to the decline in long-term debt interest expense.
  Offsetting these declines somewhat was the issuance by EUA Cogenex of $15 million of 7.22% Unsecured Notes in September 1992 and $50 million of 7% Unsecured Notes in October 1993.

Income Taxes: EUA files a consolidated federal income tax return for the EUA System. EUA's 1993 composite federal and state effective tax rate was approximately 27.3% as compared to approximately 32.4% in 1992. This decrease is primarily attributable to the income recognition of a portion of the expected utilization of EUA Power's investment tax credits to reduce EUA's 1993 consolidated tax liability. These tax credits amounted to approximately $4.9 million in 1993 and are included in Other Income (Deductions) - Net. The decrease more than offset the 1% increase in the federal tax rate to 35% in 1993.

Other Items: Depreciation and Amortization increased by $1.9 million or 4.4% due primarily to an increase in EUA Cogenex depreciation expense of $1.3 million. Allowance for Funds Used during Construction (AFUDC) represents a non-cash element of income and amounted to only 5.3% of Consolidated Net Earnings in 1993. Total AFUDC and capitalized interest for 1993 did not significantly change from the 1992 level.
  Equity in Earnings of Jointly Owned Companies decreased in 1993 by approximately $2.7 million due primarily to lower earnings on EUA Ocean State Corporation's (EUA Ocean State) investment in the Ocean State Power Project.
  Other Income (Deductions)-Net decreased by $2.3 million in 1993 due primarily to the 1992 reversal of certain previously established reserves relating to matters in litigation, the favorable resolution of which was reached in 1992. Partially offsetting this decrease was a reduction in federal income tax expense of $4.9 million as discussed above.
  The Preferred Dividend requirement of the retail subsidiaries decreased by approximately $700,000 or 18% in 1993 due to Eastern Edison's 1993 Preferred Stock financing activity. See "EUA System Financing Activity" for further discussion.
  Inflation continues to have an impact on the operation of our System. At the federal level, wholesale ratemaking practices permit a forward looking test period which enables us to anticipate inflationary increases. The traditional use of an historical test period for retail ratemaking purposes in Massachusetts does not provide us this opportunity.

Expenses 1992 vs. 1991
Fuel And Purchased Power: Fuel expense decreased $2.3 million, or 2.3%, when compared to 1991. This change was due to the offsetting effects of a 6% decrease in the average cost of fuel due to greater usage of less expensive natural gas in 1992 and an increase in total energy sales of 5.7% due primarily to unit contract and system sales.
  Purchased power expense decreased $1.9 million to $141.8 million in 1992 due primarily to $9.5 million of credits recognized by EUA's retail subsidiaries in 1992 relating to prior period billings. These credits were offset somewhat by an increase in net purchases under expiring and new purchased power contracts (including OSP Unit II) aggregating $4.6 million, increased purchased power costs billed by power suppliers of Montaup and Newport aggregating $800,000, and an increase in C&LM expense o f $2.1 million.

Operation And Maintenance: Other operation and maintenance expenses increased $16.1 million, or 11.8%, in 1992 over 1991 due primarily to a $14.6 million increase in EUA Cogenex partnership expenses. Also contributing to the change was the offsetting impacts of an increase of $4.7 million in Corporate legal expenses and decrease of $3.4 million in Eastern Edison amortization expense. Previously deferred costs of Eastern Edison, including Hurricane Gloria and computer conversion costs, became fully amortized in December 1991.

Interest Charges: Interest expense on long-term debt increased by $3 million, or 6.9%, in 1992 as compared to 1991. This increase was due to new issuances of long-term debt in 1992 along with EUA Cogenex's October 1991 issuance of $20 million of 9.6% Unsecured Notes. Partially offsetting this increase was the interest savings resulting from 1992 refinancing and redemption activity of the Core Electric Business.

Other Items: Depreciation and amortization expense increased by $1.1 million, or 2.6%, in 1992 over 1991 primarily due to an increase in depreciable plant of our Core Electric Business and an increase in depreciation expense of EUA Cogenex partnerships.
  Total AFUDC and capitalized interest, which represented 6.9% of 1992 Consolidated Net Earnings, decreased $242,000 from 1991 due primarily to lower AFUDC rates used in 1992.
  The increase in Equity Earnings of Jointly Owned Companies in 1992 relates primarily to EUA Ocean State's equity earnings from its investment in OSP.
  Other Income and (Deductions) - Net increased $6.9 million in 1992 when compared with 1991. The increase was primarily due to the following: (i) a net reduction of $4.3 million in the level of reserves to be established under generally accepted accounting principles relating to certain matters in litigation, the favorable resolution of which was reached in 1992; (ii) an increase of $1.2 million in EUA Cogenex's interest income and other income; and, (iii) a decrease of $1.7 million in costs incurred for litigation from 1991 levels. These factors were partially offset by a reduction in the amount of income tax credits allocated to this account in 1991 as a result of the utilization of EUA Parent tax losses incurred in 1991.

Core Electric Business Rate Activity
Montaup expects to file a rate reduction application with the Federal Energy Regulatory Commission. This application will match more closely Montaup's revenues with its decreasing cost of doing business resulting from, among other things, a reduced rate base, lower capital costs and successful cost control efforts. The application will also include a request for recovery of all of Montaup's FAS106 expenses as provided in FERC's generic order of December 1992. A decision on this application is expected during the second half of 1994.

EUA System Financing Activity
Core Electric Business: As shown on the accompanying Consolidated Statement of Indebtedness, Eastern Edison issued new FMBs and Tax-Exempt Securities aggregating $195 million during 1993, the proceeds of which were used to redeem a like amount of higher cost debt.

1993 Long-Term Debt Activity
(Excluding sinking fund payments)

(Dollar Amounts in Millions)   Issuances                Redemptions
Eastern Edison        May       $20 at 5 7/8%      June   $ 10 at  8 3/8%
Refinancings                    $40 at 6 7/8%             $ 35 at 10 1/8%
                                $40 at 8%          July   $ 55 at  9 5/8%
                      July      $40 at 5 7/8%      Aug.   $ 40 at 10 1/8%
                                $40 at 5 3/4%      Sept.  $ 40 at  9 7/8%
                      Sept.     $ 7 at 4 7/8%      Oct.   $  7 at  6 1/2%
                                $ 8 at 6.35%              $  8 at  7 7/8%

Eastern Edison                                    Oct.   $  5 at  4 1/2%
Maturity:

Eastern Edison                                    June   $  5 at  8 3/8%
Redemption:

Newport                                           March  $0.6 at 10 %
Redemption:                                              $1.4 at 11 1/2%

Cogenex              Oct.       $50 at 7%
Issuance:


  In 1993 Eastern Edison used available cash to redeem all of its outstanding 4.64%, 8.32% and 9.00% series of Preferred Stock aggregating $21.6 million, and $10 million of FMBs.
  Eastern Edison also issued $30 million of 6 5/8% Preferred Stock in August, the proceeds of which were used to redeem $20 million of its 9.80% Preferred Stock and for other corporate purposes.
  On January 6, 1994, Newport issued $7.9 million of variable rate Electric Energy Facilities Revenue Refunding Bonds due 2011. The proceeds were used to redeem $6.0 million of 12% Series Energy Facilities Revenue Bonds and $1.9 million of 8.5% Series Energy Facilities Revenue Bonds.

Energy Related Business: In October 1993, EUA Cogenex issued $50 million of 7% Unsecured Notes due September 15, 2000. Proceeds were used to retire all outstanding short-term bank loans and repay a portion of its short-term loans to EUA.

Corporate: A sale of 1.3 million new common shares of EUA in April 1993 resulted in net proceeds to EUA of approximately $35.1 million. These funds were used to reduce EUA's short-term bank debt.
  In addition to its public offering, EUA received proceeds in 1993 of approximately $10.1 million from the issuance and sale of 385,825 common shares primarily through its Dividend Reinvestment and Common Share Purchase Plans.
  In 1993 EUA registered 1.5 million common shares with the Securities and Exchange Commission (SEC) to be issued in connection with possible EUA Cogenex acquisitions, of which 108,985 were issued in connection with the December 1993 acquisition of James L. Day Co. Inc. (Day Co.) and 464,579 were issued in connection with the January 1994 acquisition of Northeast Energy Management,
Inc (NEM).   See "Energy Related Businesses" below for more details.

Financial Condition And Liquidity
The EUA System's need for permanent capital is primarily related to investments in facilities required to meet the needs of its existing and future customers.

Core Electric Business: For 1993, 1992 and 1991, the Core Electric Business cash construction expenditures were $31.9 million, $21.8 million and $29.4 million, respectively. Cash construction expenditures for 1994, 1995 and 1996 are estimated to be approximately $44.2 million, $38.4 million and $40.6 million, respectively.
  In the utility industry, cash construction requirements beyond those satisfied with internally generated funds are customarily funded with short-term borrowings, which are ultimately funded with permanent capital.
In 1993, internally generated funds available after the payment of dividends of our Core Electric Business amounted to $51.8 million, or 162.3% of its cash construction requirements.

CASH CONSTRUCTION EXPENDITURES/INTERNALLY GENERATED FUNDS

   "Bar chart depicting cash construction expenditures and internally generated Funds for 1989, 1990, 1991, 1992 and 1993 as follows:"

       (in millions)        Cash           Internally
                        Construction       Generated
                        Expenditures         Funds

       1989              $75,861           $32,734
       1990(1)           $59,929           $35,024
       1991              $46,652           $63,681
       1992              $42,209           $53,256
       1993              $60,767           $84,290

    (1) Excludes EUA Power Cash Interest Payments


  In 1992, internally generated funds amounted to $53.5 million or 240.7% of the cash construction requirements of our Core Electric Business. Various laws, regulations and contract provisions limit the use of EUA's internally generated funds such that the funds generated by one subsidiary are not generally available to fund the operations of another subsidiary.
  Internally generated funds are expected to supply approximately 130% of 1994 estimated cash construction requirements of the Core Electric Business.
  In addition to construction expenditures, projected requirements for scheduled cash sinking fund payments and mandatory redemption of securities in 1994, 1995 and 1996 are $1.9 million, $37.4 million, and $9.4 million, respectively.

Energy Related Business: Construction expenditures of our Energy Related Business amounted to $28.5 million, $32.6 million and $27.8 million in 1993, 1992, and 1991, respectively. In addition, investments in energy related facilities, primarily those of EUA Cogenex and EUA Ocean State for 1993, 1992, and 1991 amounted to approximately $13.2 million, $17.2 million and $39.9 million.
  Estimated construction expenditures of the Energy Related Business are $42.4 million, $49.0 million and $49.5 million for 1994, 1995, and 1996, respectively.
In addition, energy related investments of EUA Cogenex for the years 1994 through 1996 are estimated to be $11.3 million, $10.0 million, and $10.0 million, respectively.
  Internally generated funds are expected to supply approximately 70% of 1994 estimated cash construction requirements. Continued growth at EUA Cogenex may require some external financing in 1994 which would require regulatory approval.
  In addition to construction expenditures and energy related investments, projected requirements for scheduled cash sinking fund payments and mandatory redemption of securities in 1994, 1995 and 1996 are $2.5 million, $3.3 million, and $9.2 million, respectively.

Corporate: Projected requirements for scheduled cash sinking fund payments for the corporate operations for each of the three years following 1993 are $1.1 million.

Short-Term Lines of Credit: At December 31, 1993, EUA System companies maintained short-term lines of credit with various banks aggregating approximately $140 million. Short-term debt outstanding at year's end was $37.2 million, a decrease of $72.8 million from year end 1992 balances.

  Year End Short-Term Debt Outstanding By Business Unit ($000's):

                                       1993        1992
Core  Electric Business              $     0     $      0
Energy Related Business                8,588       42,688
Corporate                             28,580       67,248
                                     $37,168     $109,936

The decrease in short-term debt is due to 1993 system financing activity as previously discussed. EUA expects to repay the outstanding balances of indebtedness through internally generated funds, the issuance of additional common shares through its Dividend Reinvestment and Common Share Purchase Plan, and the possible issuance of additional EUA Cogenex Debt securities which, as noted above, would require further regulatory approval.

Energy Related Businesses
Net Earnings and Earnings Per Share
Contributions of EUA's Energy Related Businesses:

                              1993                 1992
                          Net                            Net
                        Earnings  Earnings    Earnings  Earnings
                        (000's)   Per Share   (000's)   Per Share
EUA Cogenex             $3,536    $0.19       $2,839     $0.17
EUA Ocean State          5,258     0.29        7,043      0.41
EUA Energy Investment   (1,551)   (0.09)        (114)    (0.01)
Energy Related Business $7,243    $0.39       $9,768     $0.57

EUA Cogenex: EUA Cogenex participates in energy conservation and cogeneration projects in 32 states and the District of Columbia. EUA Cogenex's contribution to earnings increased by 24.5% in 1993 due primarily to operations of its EUA Nova Division, acquired in December 1992, and increased business activity.

REGULATION - PERCENT OF REVENUES

   "Two pie charts depicting Regulation of Revenues for 1989 and 1993 as follows:

       (amounts in %)                               1989     1993
       Federal Energy Regulatory Commission           73       61
       Rhode Island Public Utilities Commission        9       15
       Massachusetts Department of Public
         Utilities and Carries                        16       12
       EUA Cogenex Corporation                         2       12

EUA Cogenex continues to grow its business strategically as evidenced by two recent acquisitions. In December 1993, EUA Cogenex completed its acquisition of Day Co., of Victor, N.Y. Renamed EUA Day and operating as a division of EUA Cogenex, the company is primarily engaged in the business of customization, installation and servicing of building temperature control systems for the purpose of energy conservation. The acquisition will enable EUA Cogenex to increase its market share in building control systems and provide customers with additional expertise in system customization and enhanced applications.
  In January 1994, EUA Cogenex completed the acquisition of NEM of Brunswick, Me. NEM is an energy services and demand side management contracting company operating as a wholly-owned subsidiary of EUA Cogenex.
  The acquisitions were accomplished by the exchange of common stock of Day Co. and NEM to EUA Cogenex for common shares of EUA.
  EUA Cogenex revenues are still subject to the SEC requirement that it earn more than 50% of its revenues in the New England/New York area, not including revenues derived from development of qualifying cogeneration facilities and qualifying small power production facilities. To date, revenues have continued to grow within the New England/New York area so that they have not limited EUA Cogenex's growth outside that area. For the year ended December 31, 1993, approximately 72% of EUA Cogenex's revenues subject to this restriction were generated from within the New England/New York area. The Day Co. and NEM acquisitions will provide additional revenues from the New England/New York area in 1994 and beyond. Nevertheless, EUA Cogenex is actively pursuing legislative action and may pursue regulatory action to mitigate any future negative impact that current geographic requirements may have on future revenues. If EUA Cogenex's endeavors are unsuccessful, revenues from outside the New England/New York area may be restricted.

EUA Ocean State: EUA Ocean State owns 29.9% of each of the partnerships which developed and operate Units I and II of OSP, twin 250-megawatt gas-fired generating units located in northern Rhode Island. Both units have provided a premium return since their respective in-service dates of December 31, 1990, and October 1, 1991. The decrease in EUA Ocean State's earnings contribution was due primarily to a decrease in the allowed rate of return on equity billed by the project, slightly lower performance bonuses in 1993 and a decrease in the rate base and investment base from which the project's rates are determined.

EUA Energy Investment: EUA Energy Investment was organized to seek out investments in energy related businesses. Prior to 1993 the company had been, for all intents and purposes, an inactive subsidiary of EUA. The $1.5 million loss in 1993 was related to the expensing of all of EUA Energy's initial investment in TransCapacity L.P. The partnership will develop and market a computer software system for the collection, compilation and distribution of information regarding natural gas pipeline capacity and capacity rights. The system developed by TransCapacity L.P. will allow customers to quickly sort and process the information supplied by gas pipelines in compliance with FERC Order 636.
  Under FERC Order 636, natural gas capacity rights information will no longer be proprietary and must be made accessible to the public in a non-discriminatory manner. It is anticipated that the system will be operational by June 1, 1994.

FUEL MIX

   "Three pie charts depict Fuel Mix for 1989, 1993 and 1998 as follows:"

       (amounts in %)               1989        1993       1998
       Oil                            44          28         20
       Gas                             -          26         31
       Coal                           29           6         13
       Nuclear                        27          34         30
       Other - principally hydro       -           6          6


Operations The EUA System's fuel mix continues to be diverse. Nuclear power supplied 34% of EUA's energy needs in 1993, matching its 1992 contribution and continuing as EUA's largest and lowest cost fuel source. Natural gas supplied 26% of EUA's energy requirements in 1993 down from the 29% of 1992. The system again increased its hydroelectric capacity in 1993 through Montaup's and Newport's 4.06% aggregate share in the Hydro Quebec Phase II energy agreement with the New England Power Pool. Hydroelectric facilities accounted for 6% of the System's energy in 1993.
  Oil provided 28% of energy needs in 1993, up from its 13% contribution in 1992. This increase is due mainly to the unanticipated outages at Montaup's coal fired Somerset Units. As a result, coal supplied only 6% of our energy needs in 1993, down from 19% in 1992. EUA currently projects that gas will supply approximately 31% of its energy needs by 1998; nuclear, approximately 30%; coal, approximately 14%; and oil, approximately 19%. The balance will come from a combination of hydroelectric power and such non-traditional sources as cogeneration and independent power producers.
  On January 25, 1994 Montaup announced that its 42-year-old, 69-mw Somerset Station Unit #5 had been placed in deactivated reserve. This unit had been out of service for the prior five months due to mechanical problems. Montaup has determined that the costs to repair the Unit and to bring it into compliance with Clean Air Act requirements would not be economical. Montaup's net plant investment in the unit was $6.4 million at December 31, 1993.
  Current forecasts indicate that with a combination of owned generation, current long-term purchased power contracts, expected short-term purchased power opportunities and the EUA System's C&LM programs, no additional capacity requirements will be needed through the year 1999.

Conservation And Load Management
The EUA System offers customers a comprehensive set of C&LM programs. These programs provide EUA with a flexible, cost effective resource option, while serving customers with valued cost control opportunities to develop and maintain a competitive advantage within our service territories. The programs also offer opportunities to EUA and our customers to comply with environmental standards and reduce air emissions.
  During 1993, 23,272 customers participated in one or more of the EUA System C&LM programs, resulting in 38,309 megawatthours of annual energy savings. In addition, the programs delivered a reduction in customers' demand of 7,028 kilowatts in 1993 and provided the long-term benefits of reducing the need to invest in costly new generating facilities.

Environmental Matters
The federal Environmental Protection Agency (EPA), as well as state and local authorities, have jurisdiction over releases of pollutants into the environment. They have broad authority to set rules and regulations, including the required installation of pollution control devices and remedial actions. The EPA has updated its clean air standards regulating the emissions from utility power plants into the air, to take effect in 1995. Tests at Montaup's Somerset Station indicate that Unit #6 will be able to utilize lower sulfur coal than is already being burned to meet the 1995 air standards with only a minimal capital investment. Montaup determined that it would not be economical to repair Unit # 5 of the Somerset Station and has placed it in deactivated reserve. (See above).
  In April 1992, the Northeast States for Coordinated Air Use Management (NESCAUM), an environmental advisory group for eight Northeast states including Massachusetts and Rhode Island, issued recommendations for nitrogen oxide (NOx) controls for existing utility boilers required to meet the ozone non-attainment requirements of the Clean Air Act Amendments of 1990 (Clean Air
Act). The NESCAUM recommendations are more restrictive than the Clean Air Act requirements. The Massachusetts Department of Environmental Management has amended its regulations to require that Reasonably Available Control
Technology be implemented at all stationary sources potentially emitting 50 tons or more per year of NOx. Rhode Island has not yet issued regulations to implement NOx reduction requirements. Montaup is in the process of reviewing compliance strategies. Any compliance strategy may require the implementation of additional pollution control technology as early as 1995. Montaup would seek recovery of pollution control expenditures through rates.
  Because of the nature of the EUA System's business, various by-products and substances are produced or handled which are classified as hazardous under the rules and regulations promulgated by the EPA as well as state and local authorities. The EUA System generally provides for the disposal of such substances through licensed contractors, but these statutory provisions generally impose potential joint and several responsibility on the generators of the wastes for cleanup costs. Subsidiaries of EUA have been notified with respect to a number of sites where they may be responsible for such costs, including sites where they may have joint and several liability with other responsible parties. It is the policy of the EUA System companies to notify liability insurers and to initiate claims; at this time, however, no claims have been filed against any insurer and EUA is unable to predict whether liability, if any, will be assumed by, or can be enforced against, the insurance carrier in these matters.
  As of December 31, 1993, the EUA System has incurred costs of approximately $2.8 million in connection with these sites. Of this amount, approximately $2.7 million relates to Blackstone. These amounts have been financed primarily by internally generated cash. Blackstone is currently amortizing substantially all of its incurred costs over a five-year period and recovering those costs in rates.
  EUA estimates that additional costs ranging from $2.0 million to $9.2 million may be incurred at these sites through 1995 by its subsidiaries and the other responsible parties. Of this amount, approximately $8.4 million relates to sites at which Blackstone is a potentially responsible party. Estimates beyond 1995 cannot be made since site studies, which are the basis of these estimates, have not been completed.
  As a result of the recoverability of cleanup costs in rates and the uncertainty regarding both its estimated liability, as well as its potential contributions from insurance carriers and other responsible parties, EUA does not believe that the ultimate impact of the environmental costs will be material to the EUA System or to any individual subsidiary and thus no loss accrual has been made at this time.
  A number of scientific studies in the past several years have examined the possibility of health effects from electric and magnetic fields (EMF) that are found everywhere there is electricity. While some of the studies have indicated there may be so me association between exposure to EMF and health effects, many studies have indicated no direct association. In addition, the research to date has not conclusively established a direct causal relationship between EMF exposure and human health. Additional studies, which are intended to provide a better understanding of the subject, are continuing.
  Some states have enacted regulations to limit the strength of magnetic fields at the edge of transmission line rights-of-way. Rhode Island has enacted a statute which authorizes and directs the Energy Facility Siting
Board to establish rules and regulations governing construction of high voltage transmission lines of 69kv or more. Various bills are pending in the Massachusetts Legislature that would require certain disclosures about the potential health effects of EMF. Management cannot predict the ultimate outcome of the EMF issue.

Changes In Accounting Standards
The EUA System adopted FAS106, "Accounting for Post-Retirement Benefits Other Than Pensions," as of January 1, 1993. This standard establishes accounting and reporting standards for such post-retirement benefits as health care and life insurance. FAS106 further requires the accrual of the cost of such benefits during an employee's years of service and the recognition of the actuarially determined total post-retirement benefit obligations (Transition Obligation) earned by existing employees and retirees. Previously, EUA followed the "pay-as-you-go" methodology of accounting for such costs. EUA elected to recognize the Transition Obligation over a period of 20 years, as permitted by FAS106. The resultant annual expense, including amortization of the Transition Obligation and net of capitalized amounts, was approximately $8.1 million in 1993. Regulatory decisions issued in December 1992 permitted EUA's retail subsidiaries to recover through rates approximately $3.5 million of this a mount in 1993. As a result of the December 1992 regulatory decisions, EUA's retail subsidiaries established a regulatory asset of approximately $1.5 million in 1993 due to the future recoverability of such amounts. Montaup was allowed to defer FAS106 related expenses through 1995 or until it filed for recovery of such amounts prior to that time.
Accordingly approximately $1.4 million of FAS106 related expenses were deferred by Montaup in 1993. Montaup will request recovery of all of its FAS106 expenses, including amortization of deferred amounts in its March 1994 rate application. The EUA system has also established an irrevocable external Voluntary Employee Benefit Association Trust Fund as required by the aforementioned regulatory decisions. Contributions to the fund began in March 1993 and totaled approximately $6.0 million during 1993.
  Effective January 1993, EUA adopted FASB Statement No. 109, "Accounting for Income Taxes" (FAS109), which essentially supersedes its Statement No. 96 (FAS96). As a result of the adoption of FAS96 in 1990, FAS109 resulted only in the reclassification of certain assets and liabilities and did not significantly impact EUA.
  In November 1992, FASB issued Statement No. 112, "Employers' Accounting for Post-employment Benefits." EUA is required to adopt this standard no later than January 1, 1994. The estimated impact of this standard on EUA System is immaterial and therefore it is anticipated that no liability will be recorded.

Other
Montaup is recovering through rates its share of estimated decommissioning costs for the Millstone Unit 3 and Seabrook Unit 1 nuclear generating units. Montaup's share of the currently allowed estimated total costs to decommission Millstone Unit 3 is approximately $15.1 million in 1993 dollars and Seabrook Unit 1 is approximately $10.6 million in 1993 dollars. These figures are based on studies performed for the lead owners of the units. Montaup also pays into decommissioning reserves, pursuant to contractual arrangements, at other nuclear generating facilities in which it has an equity ownership interest or life-of-unit entitlement. Such expenses are currently recovered through rates.
  In December 1992, Montaup commenced a declaratory judgment action in which it sought to have the Massachusetts Superior Court determine its rights under the Power Purchase Agreement between it and Aquidneck Power Limited
Partnership (Aquidneck).  Montaup sought a declaration that the Power
Purchase Agreement was binding on the parties according to its terms.
Aquidneck asserted, in effect, that Montaup had either an express or implied obligation to negotiate new terms and conditions to the Power Purchase Agreement.
  In January 1994, a counterclaim by Aquidneck claimed certain breaches of the Power Purchase Agreement, including an alleged failure on the part of Montaup to renegotiate the terms and conditions of the Power Purchase Agreement. Also in January 1994, Aquidneck sought to join EUA and EUA Service Corporation as parties to the suit.
  Montaup, EUA and EUA Service intend to defend the counterclaim vigorously and believe that Aquidneck's claims have no basis in law.

Financial Table Of Contents

Consolidated Statement of Income                                           20
Consolidated Statement of Cash Flows                                       21
Consolidated Balance Sheet                                                 22
Consolidated Statement of Retained Earnings                                23
Consolidated Statement of Equity Capital and Preferred Stock               23
Consolidated Statement of Indebtedness                                     24
Notes to Consolidated Financial Statements                                 25
Report of Independent Accountants                                          36
Report of Management                                                       36
Quarterly Financial and Common Share Information                           37
Consolidated Operating and Financial Statistics                            38
Shareholder Information                                                    40
Trustees and Officers                                        Inside Back Cover


Consolidated Statement Of Income

Years Ended December 31,
(In Thousands Except Common Shares and per Share Amounts)         1993          1992         1991
OPERATING REVENUES                                           $   566,477   $   541,964  $   522,583
OPERATING EXPENSES:
 Fuel                                                             85,218        96,767       99,075
 Purchased Power-Demand                                          139,524       141,829      143,775
 Other Operation                                                 156,972       131,348      114,832
 Maintenance                                                      25,148        21,589       21,956
 Depreciation and Amortization                                    44,722        42,824       41,759
 Taxes - Other Than Income                                        24,468        23,785       22,486
 Income Taxes                                                     15,019        19,475       12,364
    Total Operating Expenses                                     491,071       477,617      456,247
 Operating Income                                                 75,406        64,347       66,336
 Equity in Earnings of Jointly Owned Companies                    14,140        16,790       10,975
 Allowance for Other Funds Used
   During Construction                                               379           549          616
 Other Income (Deductions) - Net                                   3,898         6,184         (739)
    Income Before Interest Charges                                93,823        87,870       77,188
INTEREST CHARGES:
 Interest on Long-Term Debt                                       41,530        45,646       42,691
 Amortization of Debt Expense and Premium - Net                    1,904         1,184        1,108
 Other Interest Expense                                            4,137         4,703        4,960
 Allowance for Borrowed Funds Used During
    Construction (Credit)                                         (1,989)       (1,813)      (1,988)
     Net Interest Charges                                         45,582        49,720       46,771
Net Income                                                        48,241        38,150       30,417
Preferred Dividends of Subsidiaries                                3,310         4,039        4,157
Consolidated Net Earnings                                    $    44,931   $    34,111  $    26,260
Average Common Shares Outstanding                             18,391,147    17,039,224   16,608,090
Consolidated Earnings per Share                              $      2.44   $      2.00  $      1.58
Dividends Paid per Share                                     $      1.42   $      1.36  $      1.45

The accompanying notes are an integral part of the financial statements.

Consolidated Statement Of Cash Flows

Years Ended December 31,
(In Thousands)                                                    1993           1992         1991
CASH FLOW FROM OPERATING ACTIVITIES:
Net Income                                                  $   48,241     $    38,150   $   30,417
Adjustments to Reconcile Net Income
 to Net Cash Provided from Operating Activities:
   Depreciation and Amortization                                50,492          47,492       49,800
   Amortization of Nuclear Fuel                                  5,136           5,054        4,219
   Deferred Taxes                                               11,099          (3,645)      12,228
   Investment Tax Credit, Net                                   (1,279)         (1,452)          83
   Allowance for Funds Used During Construction                 (2,368)         (2,362)      (2,604)
   Other - Net                                                  13,010          22,175       (1,642)
Changes in Operating Assets and Liabilities:
   Accounts Receivable                                          (9,609)         6,572       (13,468)
   Notes Receivable                                             (5,603)         2,181        (8,676)
   Materials and Supplies                                          452           (629)        5,221
   Accounts Payable                                             (1,885)         5,138        (7,665)
   Taxes Accrued                                                 3,382          1,610         4,491
   Other - Net                                                 (10,154)        (4,593)        3,290
     Net Cash Provided from Operating Activities               100,914        115,691        75,694
CASH FLOW FROM INVESTING ACTIVITIES:
   Construction Expenditures                                   (60,767)       (55,736)      (57,570)
   Increase in Other Investments                               (13,244)       (17,205)      (39,888)
   EUA Power Obligations Paid by EUA                           (37,522)
   EUA Power Settlement                                                       (20,000)
     Net Cash Used in Investing Activities                     (74,011)       (92,941)     (134,980)
CASH FLOW FROM FINANCING ACTIVITIES:
 Issuances:
   Common Shares                                                46,313          8,738         9,532
   Long-Term Debt                                              245,000         50,000        66,000
   Preferred Stock                                              30,000
 Redemptions:
   Long-Term Debt                                             (214,809)       (86,203)       (2,170)
   Preferred Stock                                             (41,700)        (1,300)       (1,300)
   Premium on Reacquisition and
     Financing Expenses                                        (14,956)        (3,783)         (942)
 EUA Common Share Dividends Paid                               (26,101)        (23,114)     (23,952)
 Subsidiary Preferred Dividends Paid                            (3,316)         (4,039)      (4,157)
 Net (Decrease) Increase in Short-Term Debt                    (72,768)         37,487       29,378
     Net Cash (Used in) Provided from Financing Activities     (52,337)        (22,214)      72,389
NET INCREASE IN CASH AND
  TEMPORARY CASH INVESTMENTS:                                  (25,434)            536       13,103
Cash and Temporary Cash Investments at Beginning of Year        29,614          29,078       15,975
Cash and Temporary Cash Investments at End of Year          $    4,180     $    29,614   $   29,078
Cash Paid during the year for:
 Interest (Net of Amounts Capitalized)                      $   45,057     $    47,132   $   45,236
 Income Taxes                                               $   12,919     $       897   $    4,842


The accompanying notes are an integral part of the financial statements.

Consolidated Balance Sheet

December 31,
(In Thousands)                                                                   1993         1992
ASSETS
 Utility Plant and Other Investments:
  Utility Plant in Service                                                 $ 1,016,453   $   1,002,717
  Less Accumulated Provisions for Depreciation and Amortization                296,995         274,725
     Net Utility Plant in Service                                              719,458         727,992
  Construction Work in Progress                                                  8,728           4,943
  Net Utility Plant                                                            728,186         732,935
  Non-utility Property - Net                                                    99,791          87,276
  Investments in Jointly Owned Companies                                        73,632          76,841
  Other                                                                         51,282          38,492
     Total Utility Plant and Other Investments                                 952,891         935,544
Current Assets:
  Cash and Temporary Cash Investments                                            4,180          29,614
  Accounts Receivable:
    Customers, Net                                                              57,473          54,408
    Accrued Unbilled Revenues                                                   10,481           9,624
    Other                                                                       16,885          11,199
Notes Receivable                                                                16,407          10,804
Materials and Supplies (at average cost):
    Fuel                                                                         6,411           7,286
    Plant Materials and Operating Supplies                                       6,722           6,298
  Other Current Assets                                                          16,340          19,820
    Total Current Assets                                                       134,899         149,053
  Other Assets                                                                 115,347         118,723
Total Assets                                                               $ 1,203,137    $  1,203,320

LIABILITIES AND CAPITALIZATION
Capitalization:
  Common Equity                                                            $   333,165   $     266,855
  Non-Redeemable Preferred Stock of Subsidiaries - Net                           6,900          15,850
  Redeemable Preferred Stock of Subsidiaries - Net                              25,053          28,496
  Long-Term Debt - Net                                                         496,816         462,958
     Total Capitalization                                                      861,934         774,159
Current Liabilities:
  Notes Payable - Banks                                                         37,168         109,936
  Long-Term Debt Due Within One Year                                             5,415           9,943
  Accounts Payable                                                              36,111          37,996
  Redeemable Preferred Stock Sinking Fund Requirement                               50           1,450
  Taxes Accrued                                                                 12,299           8,917
  Interest Accrued                                                              10,688          13,410
  Other Current Liabilities                                                     19,285          30,196
     Total Current Liabilities                                                 121,016         211,848
  Other Liabilities                                                             82,747          81,393
Accumulated Deferred Taxes                                                     137,440         135,920
Commitments and Contingencies (Note K)
Total Liabilities and Capitalization                                       $ 1,203,137   $   1,203,320


The accompanying notes are an integral part of the financial statements.

Consolidated Statement Of Retained Earnings

Years Ended December 31,
(In Thousands)                                                  1993           1992          1991
Retained Earnings (Deficit) - Beginning of Year             $  21,434      $   11,053    $ (78,313)
Accounting Reorganization                                                                   80,035
Consolidated Net Earnings                                      44,931          34,111       26,260
   Total                                                       66,365          45,164       27,982
Dividends Paid - EUA Common Shares                             26,101          23,114       16,316
Other                                                             622             616          613
Retained Earnings  -
 Accumulated since June 1991 Accounting Reorganization
   in which a deficit of $80,034,506 was eliminated.        $  39,642      $   21,434    $  11,053

Consolidated Statement Of Equity Capital & Preferred Stock

December 31,
(Dollar  Amounts In Thousands)                                                  1993        1992
EASTERN UTILITIES ASSOCIATES:
 Common Shares:
  $5 par value 36,000,000 shares authorized, 19,032,598 shares
    outstanding in 1993 and 17,237,788 shares in 1992.                     $   95,163    $ 86,189
Other Paid-In Capital                                                         202,182     161,590
 Common Share Expense                                                          (3,822)     (2,358)
 Retained Earnings Accumulated since June 1991 Accounting
  Reorganization in which a deficit of $80,034,506 was eliminated.             39,642      21,434
      Total Common Equity                                                     333,165     266,855
CUMULATIVE PREFERRED STOCK OF SUBSIDIARIES:
 Non-Redeemable Preferred:
   Blackstone Valley Electric Company:
      4.25% $100 par value 35,000 shares (1)                                    3,500       3,500
      5.60% $100 par value 25,000 shares (1)                                    2,500       2,500
      Premium                                                                     129         129
   Eastern Edison Company:
      4.64% $100 par value 60,000 shares (1)                                                6,000
      8.32% $100 par value 30,000 shares (1)                                                3,000
      Expense, Net of Premium                                                                 (50)
   Newport Electric Corporation:
      3.75% $100 par value  7,689 shares (1)                                      769         769
      Premium                                                                       2           2
        Total Non-Redeemable Preferred Stock                                    6,900      15,850
 Redeemable Preferred:
   Eastern Edison Company:
      9.00% $100 par value 126,000 shares (1)                                              12,600
      9.80% $100 par value 200,000 shares (1)                                              20,000
      6 5/8% $100 par value 300,000 shares (2)                                 30,000
      Expense, Net of Premium                                                    (330)       (558)
      Preferred Stock Redemption Costs                                         (4,846)     (2,472)
      Sinking Fund Requirement Due Within One Year                                         (1,400)
   Newport Electric Corporation:
      9.75% $100 par value 2,900 shares (1)                                       290         390
      Expense                                                                     (11)        (14)
      Sinking Fund Requirement Due Within One Year                                (50)        (50)
        Total Redeemable Preferred Stock                                       25,053      28,496
        Total Preferred Stock of Subsidiaries                              $   31,953    $ 44,346

(1)  Authorized and Outstanding.
(2)  Authorized 400,000 shares.  Outstanding 300,000 at December 31, 1993.

The accompanying notes are an integral part of the financial statements.

Consolidated Statement Of Indebtedness

December 31,
(In Thousands)                                                                   1993         1992
EUA Service Corporation:
       10.2% Secured Notes due 2008                                        $    15,600   $  17,800
EUA Cogenex Corporation:
       7.22% Unsecured Notes due 1997                                           15,000      15,000
       7.0% Unsecured Notes due 2000                                            50,000
       9.6% Unsecured Notes due 2001                                            20,000      20,000
     10.56% Unsecured Notes due 2005                                            35,000      35,000
EUA Ocean State Corporation:
      9.59% Unsecured Notes due 2011                                            38,497      43,378
Blackstone Valley Electric Company:
   First Mortgage Bonds:
      9 1/2% due 2004 (Series B)                                                15,000      15,000
      10.35% due 2010 (Series C)                                                18,000      18,000
   Variable Rate Demand Bonds due 2014 (1)                                       6,500       6,500
Eastern Edison Company
   First Mortgage and Collateral Trust Bonds:
         4 1/2% due 1993                                                                     5,000
         8.9% Secured Medium Term Notes due 1995                                10,000      10,000
         4 7/8% due 1996                                                         7,000
         6 1/2% due 1997                                                                     7,000
       10 1/8% due 1997                                                                     35,000
        5 7/8% due 1998                                                         20,000
          5 3/4% due 1998                                                       40,000
          9 7/8% due 1998                                                                   40,000
          8 3/8% due 1999                                                                    5,000
          7 7/8% due 2002                                                                    8,000
       7.78% Secured Medium Term Notes due 2002                                 35,000      35,000
          6 7/8% due 2003                                                       40,000
           6.35% due 2003                                                        8,000
          8 3/8% due 2003                                                                   10,000
          9 5/8% due 2016                                                                   55,000
            8.0% due 2023                                                       40,000
   Pollution Control Revenue Bonds:
         10 1/8% due 2008                                                                   40,000
          5 7/8% due 2008                                                       40,000
   Unsecured Medium Term Notes:
        9-9 1/4% due 1995 (Series A)                                            25,000      25,000
Newport Electric Corporation:
   First Mortgage Bonds:
         4 3/4% due 1994                                                         1,000       1,000
        11 1/2% due 1997                                                                     1,400
          10.0% due 1998                                                                       600
           9.0% due 1999                                                         1,400       1,400
           9.8% due 1999                                                         8,000       8,000
          8.95% due 2001                                                         5,200       5,850
   Second Mortgage Bonds:
          8.5% due 1998                                                          1,880       1,880
         12.0% due 2011                                                          6,045       6,045
   Small Business Administration Loan:
          6.5% due 2005                                                             975      1,046
   Promissory Notes:
         12.0% due 1993
                                                                                                 7
Unamortized (Discount) - Net                                                       (866)        (5)
                                                                                502,231    472,901
Less Portion Due Within One Year                                                  5,415      9,943
      Total Long-Term Debt - Net                                               $496,816  $ 462,958


(1) Weighted average interest rate was 2.5% for 1993 and 3.2% for 1992.

The accompanying notes are an integral part of the financial statements.

Notes To Consolidated Financial Statements
December 31, 1993, 1992 and 1991

(A) Summary Of Significant Accounting Policies:
Basis of Consolidation: The consolidated financial statements include the accounts of Eastern Utilities Associates (EUA) and all subsidiaries. In 1993 EUA consolidated the EUA Cogenex Corporation (EUA Cogenex) partnerships which had previously been accounted for as equity investments. The 1992 and 1991 financial statements have been restated to present these partnerships on a consolidated basis. The restatements do not materially change amounts previously reported. All material intercompany transactions between the consolidated subsidiaries have been eliminated.

System of Accounts: The accounts of EUA and its consolidated subsidiaries are maintained in accordance with the uniform system of accounts prescribed by the regulatory bodies having jurisdiction.

Jointly Owned Companies: Montaup Electric Company (Montaup) follows the equity method of accounting for its stock ownership investments in jointly owned companies including four regional nuclear generating companies.
Montaup's investments in these nuclear generating companies range from 2.25% to 4.50%. Montaup is entitled to electricity produced from these facilities based on its ownership interests and is billed for its entitlement pursuant to contractual agreements which are approved by the Federal Energy Regulatory Commission (FERC). One of the four facilities is being decommissioned, but Montaup is required to pay, and has received FERC authorization to recover, its proportionate share of any unrecovered costs and costs incurred after the plant's retirement.
  Montaup also has a stock ownership investment of 3.27% in each of two companies which own and operate certain transmission facilities between the Hydro Quebec electric system and New England.
  EUA Ocean State Corporation's (EUA Ocean State) follows the equity method of accounting for its 29.9% partnership interest in the Ocean State Power Project. Montaup's stock ownership investments and EUA Ocean State's investment in the Ocean State Power Project are included in "Investments in Jointly Owned Companies" on the Consolidated Balance Sheet.

Plant and Depreciation: Utility plant is stated at original cost. The cost of additions to utility plant includes contracted work, direct labor and material, allocable overhead, allowance for funds used during construction and indirect charges for engineering and supervision. For financial statement purposes, depreciation is computed on the straight-line method based on estimated useful lives of the various classes of property. On a consolidated basis, provisions for depreciation on utility plant were equivalent to a composite rate of approximately 3.4% in 1993 and 3.3% in both 1992 and 1991 based on the average depreciable property balances at the beginning and end of each year.
Non-utility property and equipment of EUA Cogenex is stated at original cost. For financial statement purposes, depreciation on office furniture and equipment and computer equipment is computed on the straight-line method based on estimated useful lives ranging from five to fifteen years. Project equipment is depreciated over the term of the applicable contracts or based on the estimated useful lives, whichever is shorter, ranging from five to fifteen years.

Allowance for Funds Used During Construction (AFUDC) and Capitalized Interest:
AFUDC represents the estimated cost of borrowed and equity funds used to finance the EUA System's construction program. In accordance with regulatory accounting, AFUDC is capitalized as a cost of utility plant in the same manner as certain general and administrative costs. AFUDC is not an item of current cash income but is recovered over the service life of utility plant in the form of increased revenues collected as a result of higher depreciation expense. The combined rate used in calculating AFUDC was 9.5% in 1993, 10.8% in 1992 and 11.5% in 1991. The caption Allowance for Borrowed Funds Used During Construction also includes interest capitalized for non-regulated entities in accordance with Financial Accounting Standards Board (FASB) Statement No. 34.

Operating Revenues: Utility revenues are based on billing rates authorized by applicable federal and state regulatory commissions. Eastern Edison Company (Eastern Edison), Blackstone Valley Electric Company (Blackstone) and Newport Electric Corporation (Newport) (collectively, the Retail Subsidiaries) accrue the estimated amount of unbilled base rate revenues at the end of each month to match costs and revenues more closely. In addition they also record the difference between fuel costs incurred and fuel costs billed. Montaup recognizes revenues when billed. Montaup, Blackstone, and Newport also record revenues related to rate adjustment mechanisms.
EUA Cogenex's revenues are recognized based on financial arrangements established by each individual contract. Under paid from savings contracts, revenues are recognized as energy savings are realized by customers. Revenue from the sale of energy equipment is recognized when the sale is complete. Revenue from sales-type lease contracts is recognized when savings to be realized by customers are verified. Energy Sales Contracts revenue is recognized as energy is provided to the customer. In circumstances in which material uncertainties exist as to contract profitability, cost recovery accounting is followed and revenues received under such contracts are first accounted for as recovery of costs to the extent incurred.

Federal Income Taxes: EUA and its subsidiaries generally reflect in income the estimated amount of taxes currently payable, and provide for deferred taxes on certain items subject to temporary timing differences to the extent permitted by the various regulatory agencies. EUA's rate-regulated subsidiaries generally defer recognition of annual investment tax credits and amortize these credits over the productive lives of the related assets.

Reclassifications: Certain prior period amounts on the financial statements have been reclassified to conform with current presentation.

Cash and Temporary Cash Investments: EUA considers all highly liquid investments and temporary cash investments with a maturity of three months or less when acquired to be cash equivalents.

(B) Accounting Reorganization:
On June 30, 1991, EUA effected an accounting reorganization to eliminate a retained earnings deficit resulting principally from EUA's 1990 write-off of its entire investment in EUA Power Corporation (EUA Power, now known as Great Bay Power Corporation). The accounting reorganization eliminated the accumulated deficit in retained earnings of $80,034,506 by transferring that amount from Other Paid-In Capital. The accounting reorganization did not involve any revaluation of assets or liabilities.

(C)  Income Taxes:
EUA adopted FASB statement No. 109, "Accounting for Income Taxes" (FAS109) effective as of January 1, 1993. FAS109 superseded FASB Statement No. 96 (FAS96) which required recognition of deferred income taxes for temporary differences that are reported in different years for financial reporting and tax purposes using the liability method. Under the liability method, deferred tax liabilities or assets are computed using the tax rates that will be in effect when temporary differences reverse. Generally, for regulated companies, the change in tax rates may not be immediately recognized in operating results because of rate making treatment and provisions in the Tax Reform Act of 1986. The adoption of FAS109 had no impact on the results of operations for 1993. At December 31, 1993 total deferred tax assets for which no valuation allowance was deemed necessary were $41.8 million and total deferred tax liabilities were $179 million. Total deferred tax assets and liabilities are comprised as follows:

                      Deferred Tax                 Deferred Tax
                         Assets                     Liabilities
                         (000)                        (000)
Plant Related                       Plant Related
 Differences            $19,574      Differences     $159,370
Alternative                         Refinancing
 Minimum Tax              9,507     Costs               2,666
Litigation                1,218     Pensions            1,981
Bad Debts                 2,274
Pensions                  1,497
Other                     7,776     Other              14,977
   Total                $41,846     Total            $178,994

  As of December 31, 1993 and 1992, EUA had recorded on its Consolidated Balance Sheet a regulatory liability to ratepayers of approximately $28.8 million and $35.9 million, respectively. These amounts primarily represent excess deferred income taxes resulting from the reduction in the federal income tax rate and also include deferred taxes provided on investment tax credits. Also at December 31, 1993 and 1992, a regulatory asset of approximately $46.7 million and $51.1 million, respectively, had been recorded, representing the cumulative amount of federal income taxes on temporary depreciation differences which were previously flowed through to ratepayers.
  EUA has approximately $4.9 million of investment tax credit carryforwards which expire between the years 2001 and 2005.
  EUA also has $9.2 million of alternative minimum tax credits which can be utilized to reduce the consolidated regular tax liability and have no expiration.
  Under the terms of the December 1992 settlement agreement with EUA Power, EUA is entitled to utilize EUA Power's tax credits to reduce the 1993 Consolidated Tax Liability without compensation to EUA Power. Approximately $6.9 million of such credits were utilized in 1993 of which $4.9 million was charged against 1993 federal income tax expense.

Components of income tax expense for the year
1993, 1992 and 1991 are as follows:


(In Thousands)                                                 1993            1992       1991
Federal:
   Current                                                  $   9,390      $   7,761     $  2,570
   Deferred                                                     4,204          9,977        6,235
   Investment Tax Credit, Net                                  (1,197)        (1,371)         165
                                                               12,397         16,367        8,970
State:
   Current                                                      2,289          1,900        1,027
   Deferred                                                       333          1,208        2,367
                                                                2,622          3,108        3,394
Charged to Operations                                          15,019         19,475       12,364
Charged to Other Income:
   Current                                                      1,583         13,709       (1,245)
   Deferred                                                     6,562        (14,830)       3,626
   Investment Tax Credit, Net                                  (5,049)           (82)         (82)
                                                                3,096         (1,203)       2,299
Total                                                       $  18,115       $ 18,272     $ 14,663

Total income tax expense was different from the amounts computed by applying federal income tax statutory rates to book income subject to tax for the following reasons:

(In Thousands)                                                  1993           1992          1991
 Federal Income Tax Computed at Statutory Rates             $  23,224      $  19,184     $ 15,327
 (Decrease) Increase in Tax From:
  Equity Component of AFUDC                                      (133)          (171)        (209)
  Depreciation of Equity AFUDC                                  1,230            745          373
  Amortization and Utilization of ITC                          (6,295)        (1,338)      (1,340)
  State taxes, net of federal income tax benefit                2,237          2,307        2,358
  Tax impact of EUA's write-off of its investment in EUA Power                (1,999)
  Cost of Removal                                                (583)            (8)      (1,184)
      Other                                                    (1,565)          (448)        (662)
      Total Income Tax Expense                              $  18,115      $  18,272     $ 14,663

The provision for deferred taxes resulting from temporary differences comprises the following:

(In Thousands)                                                   1993           1992         1991
   Excess Tax Depreciation                                  $   8,936      $   9,656     $  9,016
   Estimated Unbilled Revenue                                     250            118          196
   Unbilled Fuel Costs                                            129            277         (400)
   Debt Component of AFUDC                                     (1,899)        (1,899)      (1,924)
   Abandonment Losses                                                           (622)        (706)
   Capitalized Overheads                                          (64)          (371)        (744)
   Effect of State and Local Taxes                                321          1,498        2,367
   Deferred Charges                                               350           (602)         (13)
   Alternative Minimum Tax                                                       545
   Net Operating Loss Carry forward                                            4,108       (2,955)
   Pilgrim Refund                                                 127            300        3,643
   Provision for estimated tax liability resulting from
      the write-off of EUA's investment in EUA Power             4,046       (15,986)
   Deferred tax expense (benefits) associated with write-offs      (56)         (424)       2,995
   Other-Net                                                    (1,041)         (243)         753
      Total                                                 $   11,099     $  (3,645)    $ 12,228


D) Capital Stock:
The changes in the number of common shares outstanding and related increases in Other Paid-In Capital during the years ended December 31, 1993, 1992 and 1991 were as follows (dollars in thousands):

          Number of Common Shares Issued

                      Dividend
                    Reinvestment                    Common    Other
       Public      and Employee     J.L. Day Co.    Shares    Paid-In
       Offering    Savings Plans    Acquisition     At Par    Capital
1993   1,300,000      385,825         108,985       $ 8,974  $ 40,339
1992                  406,726                         2,034     6,704
1991                  478,354                         2,392     7,140

Pursuant to the rules and regulations of the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935
(the 1935 Act), EUA System companies are prohibited from paying dividends out of capital or unearned surplus without prior authorization. In 1991, EUA requested and received authority from the 1935 Act to pay common share dividends for the second and third quarters of 1991 out of Other Paid-In Capital in an aggregate amount not exceeding $8 million. Dividends after the third quarter of 1991 are payable only from retained earnings accumulated subsequent to the June 1991 accounting reorganization.
  Eastern Edison redeemed with available cash its 8.32% Series and 4.64% Series non-redeemable preferred stock on June 1, 1993 and December 1, 1993, respectively. In connection with these redemptions, Eastern Edison incurred premiums of approximately $106,000 related to the 8.32% Series and $179,000 related to the 4.64% Series. These amounts are included in Preferred Stock Redemption Costs on the Consolidated Statement of Equity Capital and Preferred Stock. Eastern Edison will seek recovery of these amounts in its next rate proceeding.
  In the event of involuntary liquidation, the holders of non-redeemable preferred stock of the Retail Subsidiaries are entitled to $100 per share plus accrued dividends. In the event of voluntary liquidation, or if redeemed at the option of these companies, each share of the non-redeemable preferred stock is entitled to accrued dividends plus the following:

Company                          Issue               Amount
Blackstone:                      4.25% issue        $104.40
                                 5.60% issue         103.82
Newport:                         3.75% issue         103.50

  The preferred stock provisions of the Retail Companies place certain restrictions upon the payment of dividends on common stock by each company. At December 31, 1993 and 1992, each company was in excess of the minimum requirements which would make these restrictions effective.

(E) Redeemable Preferred Stock:
On June 1, 1993, Eastern Edison used available cash to redeem all of its 9.00% Series Preferred Stock. In connection with this redemption, a premium of approximately $850,500 was incurred and is included in Preferred Stock Redemption Costs on the Consolidated Statement of Equity Capital and Preferred Stock.
  On August 11, 1993, Eastern Edison issued 300,000 shares of $100 par value, 6 5/8% Preferred Stock. The proceeds were used to redeem its outstanding 9.80% Series Preferred Stock and for other corporate purposes. In connection with the 9.80% Series redemption, Eastern Edison incurred a premium of approximately $1,352,000. This premium is also included in Preferred Stock Redemption Costs on the Consolidated Statement of Equity Capital and Preferred Stock. Eastern Edison will seek recovery of these premiums in its next rate proceeding.
  Eastern Edison's 6 5/8% Preferred Stock issue is entitled to mandatory sinking funds sufficient to redeem 15,000 shares during each twelve-month period commencing September 1, 2003. The redemption price is $100 per share plus accrued dividends. All outstanding shares of the 6 5/8% issue will be subject to mandatory redemption on September 1, 2008 at a price of $100 per share plus accrued dividends.
  Newport's 9.75% Preferred Stock issue is entitled to a mandatory sinking fund sufficient to redeem 500 shares during each twelve-month period until the year 2000, at which time any shares outstanding must be redeemed. The redemption price is $100 per share plus accrued dividends.
  In the event of liquidation, the holders of Eastern Edison's 6 5/8% Preferred Stock are entitled to $100 per share plus accrued dividends.
  In the event of involuntary liquidation, the holders of Newport's redeemable preferred stock are entitled to $100 per share plus accrued dividends. In the event of voluntary liquidation, or if redeemed at the option of Newport, the holders of the 9 .75% issue are entitled to $104.88 per share plus accrued dividends prior to October 1, 1993 and $102.44 per share plus accrued dividends thereafter.
  The aggregate amount of redeemable preferred stock sinking fund requirements for each of the five years following 1993 is $50,000.

(F) Long-Term Debt:
The various mortgage bond issues of Blackstone, Eastern Edison, and Newport are collateralized by substantially all of their utility plant. In addition, Eastern Edison's bonds are collateralized by securities of Montaup, which are wholly- owned by Eastern Edison, in the principal amount of approximately $259 million.
  Blackstone's Variable Rate Demand Bonds are collateralized by an irrevocable letter of credit which expires on January 21, 1996. The letter of credit permits an extension of one year upon mutual agreement of the bank and Blackstone.
  EUA Service Corporation's (EUA Service) 10.2% Secured Notes due 2008 are collateralized by certain real estate and property of the company.
  In March 1993, Newport used available cash to redeem $600,000 of 10% and $1.4 million of 11 1/2% First Mortgage Bonds (FMBs).
  In May 1993, Eastern Edison issued $100 million of FMBs in the following denominations: (i) $20 million of 5 7/8% Bonds due May 1, 1998; (ii) $40 million of 6 7/8% Bonds due May 1, 2003; and (iii) $40 million of 8% Bonds due May 1, 2023. The proceeds were used to redeem Eastern Edison's $55 million of 9 5/8%, $35 million of 10 1/8% and $10 million of 8 3/8% FMBs.
  In June 1993, Eastern Edison used available cash to redeem $5 million of 8 3/8% FMBs.
  In July 1993, Eastern Edison issued $40 million of 5 3/4% FMBs, proceeds of which were used to redeem its $40 million of 9 7/8% FMBs in September 1993. Eastern Edison redeemed in mid-August 1993 its $40 million of 10 1/8% Pollution Control Revenue Bonds with the proceeds from the July issuance of $40 million of 5 7/8% Pollution Control Revenue Bonds.
  In September 1993, Eastern Edison issued $8 million of 6.35% FMBs and $7 million of 4 7/8% FMBs. The proceeds were used to redeem $8 million of 7 7/8% FMBs and $7 million of 6 1/2%.
  In October Eastern Edison used available cash to redeem $5 million of 4 1/2% FMBs at maturity.
  Also in October 1993, EUA Cogenex issued $50 million of 7% Unsecured Notes. Proceeds were used to retire all outstanding bank loans and repay a portion of its short-term loans to EUA.
  On January 6, 1994, Newport issued $7.9 million of variable rate Electric Energy Facilities Revenue Refunding Bonds due 2011. The proceeds were used to redeem Second Mortgage Bonds of Newport in amounts of $6.0 million at 12% and $1.9 million at 8.5 %.
  The EUA System's aggregate amount of current cash sinking fund requirements and maturities of long-term debt, (excluding amounts that may be satisfied by available property additions) for each of the five years following 1993 are:
$5,416,000 in 1994, $41,721,000 in 1995, $19,626,000 in 1996, $27,631,000 in
1997 and $73,916,000 in 1998.

(G) Fair Value Of Financial Instruments:
The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate:

Cash and Temporary Cash Investments: The carrying amount approximates fair value because of the short-term maturity of these instruments.
Preferred Stock and Long-Term Debt of Subsidiaries: The fair value of the System's redeemable preferred stock and long-term debt were based on quoted market prices for such securities at December 31, 1993.
   The estimated fair values of the System's financial instruments at December 31, 1993 are as follows (dollars in thousands):
                                                 Carrying        Fair
                                                  Amount         Value
Cash and Temporary Cash Investments             $ 4,180        $ 4,180
Redeemable Preferred Stock                       30,290         31,265
Long-Term Debt                                  503,097        521,583

(H) Lines Of Credit:
EUA System companies maintain short-term lines of credit with various banks aggregating approximately $140 million. At December 31, 1993, unused short-term lines of credit were approximately $103 million. In accordance with informal agreements with the various banks, commitment fees are required to maintain certain lines of credit.

(I) Jointly Owned Facilities:
At December 31, 1993, in addition to the stock ownership interests discussed in Note A, Summary of Significant Accounting Policies - Jointly Owned Companies, Montaup and Newport had direct ownership interests in the following electric generating facilities (dollars in thousands):
                                     Accumulated
                                     Provision For     Net     Construct-
                           Utility   Depreciation    Utility     tion
                  Percent   Plant in      and         Plant in   Work in
                   Owned    Service   Amortization    Service    Progress
Montaup:
 Canal Unit 2      50.00%   $ 67,000   $40,142         $26,858   $  873
 Wyman Unit 4       1.96%      4,020     1,803           2,217       11
 Seabrook Unit 1    2.90%    207,898    15,676         192,222    1,480
 Millstone Unit 3   4.01%    183,938    33,491         150,447      486
Newport:
 Wyman Unit 4       0.67%      1,311       603             708       -

The foregoing amounts represent Montaup's and Newport's interest in each facility, including nuclear fuel where appropriate, and are included on the like-captioned lines on the Consolidated Balance Sheet. At December 31, 1993, Montaup's total net investment in nuclear fuel of the Seabrook and Millstone Units amounted to $5.7 million and $2.8 million, respectively. Montaup's and Newport's shares of related operating and maintenance expenses with respect to units reflected in the table above are included in the corresponding operating expenses.

(J) Financial Information By Business Segments:
The Core Electric Business includes results of the System's electric utility operations of Blackstone, Eastern Edison, Newport and Montaup.
  Energy Related Business includes results of our diversified energy related subsidiaries, EUA Cogenex, EUA Ocean State and EUA Energy Investment Corporation (EUA Energy).
Corporate results include the operations of EUA Service and EUA Parent.

                                    Pre-Tax               Depreciation     Cash        Equity in
                         Operating  Operating   Income       and        Construction   Subsidiary
(Dollars in Thousands)   Revenues    Income     Taxes     Amortization  Expenditures   Earnings
Year Ended
 December 31, 1993
   Core Electric        $ 499,565   $ 84,654    $ 18,443  $ 34,035       $ 31,928      $  1,750
    Energy Related         66,912      6,690      (3,523)   10,031         28,459        12,390
    Corporate                -          (919)         99       656            380           -
      Total             $ 566,477   $ 90,425    $ 15,019  $ 44,722       $ 60,767      $ 14,140

Year Ended
 December 31, 1992
   Core Electric        $ 497,810   $ 80,324    $17,869   $ 33,003       $ 21,849      $  1,953
   Energy Related          44,154      6,792      2,096      8,712         32,563        14,837
   Corporate                 -        (3,294)      (490)     1,109          1,324           -
       Total            $ 541,964   $ 83,822    $19,475   $ 42,824       $ 55,736      $ 16,790

Year Ended
 December 31, 1991
   Core Electric        $ 492,855   $ 73,366    $11,743   $ 32,339       $ 29,443      $  2,011
    Energy Related         29,728      5,204        571      8,338         27,785         8,964
    Corporate                -           130         50      1,082            342           -
       Total            $ 522,583   $ 78,700    $12,364   $ 41,759       $ 57,570      $ 10,975


                                                    December 31,
                                                 1993          1992
Total Plant and Other Investments
    Core Electric                          $   723,664    $    727,623
    Energy Related                             208,457         186,187
    Corporate                                   20,770          21,734
       Total Plant and Other Investments       952,891         935,544
Other Assets
    Core Electric                              188,611         219,294
    Energy Related                              43,842          30,104
    Corporate                                   17,793          18,378
        Total Other Assets                     250,246         267,776
Total Assets                               $ 1,203,137     $ 1,203,320


K) Commitments And Contingencies:
Nuclear Power Issues: Joint owners of nuclear projects are subject to the risk that one of their number may be unable or unwilling to finance its share of the project's costs, thus jeopardizing continuation of the project. On February 28, 1991, Great Bay Power Corporation (formerly known as EUA Power Corporation) a 12.13% owner of the Seabrook nuclear project, filed for protection under Chapter 11 of the Federal Bankruptcy Code. On March 5, 1993, the United States Bankruptcy Court for the District of New Hampshire (Bankruptcy Court) confirmed the fifth amended plan of reorganization as filed by the officially appointed committee representing the holders of Great Bay Power's outstanding secured notes (Bondholders Committee). The plan was subject to securing a financing facility in an amount sufficient to cover projected cash operating shortfalls through December 1995.
  On February 2, 1994, the Bondholders Committee announced that it accepted a plan of reorganization financing proposal which provided for a $35 million equity investment in exchange for 60% of the equity of the reorganized Great Bay Power. A modified plan of reorganization filed by the Bondholders Committee with the Bankruptcy Court awaits approval. The modified plan also requires the approval of various regulatory agencies including the Nuclear Regulatory Commission (NRC).
  In addition to its 2.9% ownership interest in Seabrook Unit 1, Montaup also has a 2.9% ownership interest in Seabrook Unit 2. On November 6, 1986, the joint owners of Seabrook, recognizing that Seabrook Unit 2 had been cancelled, voted to dispose of the Unit. Plans regarding disposition of Seabrook Unit 2 are still under consideration, but have not been finalized and approved. Montaup is unable, therefore, to estimate the costs for which it would be responsible in connection with the disposition of Seabrook Unit 2. Montaup must pay monthly charges with respect to Seabrook Unit 2 in order to preserve and protect its components and various warranties. These costs are currently being recovered in rates.

Nuclear Fuel Disposal and Nuclear Plant Decommissioning Costs: The Nuclear Waste Policy Act of 1982 (NWPA) establishes that the federal government is responsible for the disposal of spent nuclear fuel and obligates the Department of Energy (DOE) to design, license, build and operate a permanent repository for high level radioactive wastes and spent nuclear fuel. NWPA specifies that DOE provide for the disposal of the waste and spent fuel starting in 1998. DOE does not expect to achieve this date. As an interim strategy, DOE is considering making available other federal government sites to temporarily accommodate those firms that have depleted their own on-site spent nuclear fuel storage capacity. The DOE anticipates that a permanent disposal site for spent fuel will be ready to accept fuel for storage or disposal on or before 2010. However, the NRC, which must license the site, has stated only that a permanent repository will become available by the year 2025. Millstone Unit 3 management has indicated it has sufficient on-site storage facilities to accommodate high level wastes and spent fuel for the projected life of the unit. No significant expenditures are projected for the foreseeable future. At Seabrook there is on-site storage capacity which, with minimal capital expenditures, should be sufficient for twenty years, or to the year 2010. No near-term capital expenditures are anticipated to accommodate an increase in storage requirements after 2010. Montaup is required to pay a fee based on its share of the generation from Millstone Unit 3 and Seabrook Unit 1. Montaup is recovering these fees through its fuel adjustment clause.
  Also, Montaup is recovering through rates its share of estimated decommissioning costs for Millstone Unit 3 and Seabrook Unit 1. Montaup's share of the current estimate of total costs to decommission Millstone Unit 3 is $15.1 million in 1993 dollars, and Seabrook Unit 1 is $10.6 million in 1993 dollars. These figures are based on studies performed for the lead owners of the plants. Montaup also pays into decommissioning reserves pursuant to contractual arrangements with other nuclear generating facilities in which it has an equity ownership interest or life of the unit entitlement. Such expenses are currently recoverable through rates.

Shareholder Proceeding: The Superior Court of The Commonwealth of Massachusetts, in approving a settlement agreement in connection with a class action suit filed on behalf of certain EUA shareholders in Superior Court naming EUA and certain current and former Trustees of EUA as defendants, permitted a former shareholder of approximately 540,000 shares to exclude himself from the plaintiff class. On February 11, 1992 that former shareholder filed a suit against EUA and three officers of EUA in the Federal District Court of Massachusetts alleging fraudulent and negligent misrepresentations and violations of Rule 10b-5 under the Securities Exchange Act in connection with statements made regarding the business prospects for EUA Power and the portion of EUA's common share dividends attributable to AFUDC from EUA Power. The suit has been dismissed with respect to two of the officers. EUA and the officer named in the Federal District Court suit deny all allegations of liability and all of the claims and contentions alleged by the former shareholder, and are vigorously contesting the suit. Discovery has proceeded through 1993 and the deadline for discovery has been extended until April 30, 1994. EUA believes that the outcome of this litigation will not have a material impact on its financial position.

Pensions: The EUA System companies' retirement plans are non-contributory defined benefit pension plans covering substantially all of their employees. Regular plan benefits are based on years of service and average compensation over the four years prior to retirement or in the case of the supplemental retirement plan for certain officers of the EUA System, benefits are based on compensation at retirement date. It is the EUA System's policy to fund the regular plan on a current basis in amount s determined to meet the funding standards established by the Employee Retirement Income Security Act of 1974.
  Net pension (income) expense for the regular plan for 1993, 1992 and 1991 included the following components (dollars in thousands):

                                       1993       1992          1991
Service cost-benefits earned
  during the period              $   2,567     $  2,395     $   2,169
Interest cost on projected
  benefit obligations                8,761        8,050         7,408
Actual return on assets            (18,005)      (7,971)      (22,510)
Net amortization and
   deferrals                         6,795       (2,683)       12,211
Net periodic pension
   expense (income)              $     118     $   (209)    $    (722)


Assumptions used to determine pension costs:

Discount Rate                         8.75%        8.75%         8.75%

Compensation
   Increase Rate                      6.00%        6.00%         6.00%
Long-Term
   Return on Assets                  10.00%       10.00%        10.00%

  The following table sets forth the actuarial present value of benefit obligations and funded status at December 31, 1993, 1992 and 1991
(in thousands):

                                     1993          1992           1991
Accumulated benefit obligations
Vested                           $ 101,279     $ 81,466      $   73,404
Non-vested                             358          291             256
Total                            $ 101,637     $ 81,757      $   73,660
Projected benefit obligations    $(121,082)    $(99,862)     $  (90,379)
Plan assets at fair value,
  primarily stocks and bonds       130,040      117,373         114,391
Less:  Unrecognized net gain
   on assets                       (11,689)     (20,562)        (23,994)
Unamortized net
   assets at January 1               5,944        6,383           3,105
Net pension assets               $   3,213     $  3,332     $     3,123

  The assumptions used to determine pension costs changed effective January 1, 1994 to 7.25%, 4.75% and 9.50% for the discount rate, compensation increase rate and expected long-term return on assets, respectively. These rates were used to calculate t he plans funded status at December 31, 1993.
  All benefits provided under the supplemental plan are unfunded and any payments to plan participants are made by EUA. As of December 31, 1993 approximately $2.1 million was included in accrued expenses and other liabilities for this plan. For the years ended December 31, 1993, 1992 and 1991 expenses related to the supplemental plan were $2.3 million, $0.3 million and $0.2 million, respectively.

Post-Retirement Benefits: Retired employees are entitled to participate in health care and life insurance benefit plans. Health care benefits are subject to deductibles and other limitations. Health care and life insurance benefits are partially funded by EUA System companies for all qualified employees.
  The EUA System adopted FAS106, "Accounting for Post-Retirement Benefits Other Than Pensions," as of January 1, 1993. This standard establishes accounting and reporting standards for such post-retirement benefits as health care and life insurance. FAS106 further requires the accrual of the cost of such benefits during an employee's years of service and the recognition of the actuarially determined total post-retirement benefit obligations (Transition Obligation) earned by existing employees and retirees. EUA elected to recognize the Transition Obligation over a period of 20 years, as permitted by FAS106. The resultant annual expense, including amortization of the Transition Obligation and net of capitalized amounts, was approximately $8.1 million in 1993. Regulatory decisions issued in December 1992 permit EUA's retail subsidiaries to recover through rates approximately $3.5 million of this amount in 1993. As a result of the December 1992 regulatory decisions, EUA's retail subsidiaries established a regulatory asset of approximately
$1.5 million in 1993 due to the future recoverability of such amounts.
Montaup was allowed to defer FAS106-related expenses through 1995 or until it filed for recovery of such amounts prior to that time. Accordingly approximately $1.4 million of FAS106-related expenses were deferred by Montaup in 1993. Montaup has requested recovery of all of its FAS106 expenses including amortization of deferred amounts in its 1994 rate application.
  The total cost of post-retirement benefits other than pensions for 1993 includes the following components (in thousands):

                                                              1993
Service cost                                            $    1,337
Interest cost                                                5,983
Actual return on plan assets                                   (68)
Amortization of transition obligation                        3,429
Other amortizations & deferrals -net                           (60)
    Total post-retirement benefit cost                   $  10,621

Assumptions:
  Discount rate                                               8.75%
  Health care cost trend rate -near-term                        13%
                              -long-term                      6.25%
  Salary increase rate                                        6.00%
  Rate of return on plan assets -union                        8.50%
                                -non-union                    5.50%

Reconciliation of funded status:
                                                               1993

Accumulated post-retirement benefit obligation (APBO):
  Retirees                                               $ (38,008)
  Active employees fully eligible for benefits             (15,324)
  Other active employees                                   (25,357)
Total                                                    $ (78,689)

Fair value of assets, primarily notes and bonds              3,522
Unrecognized transition obligation                          65,147
Unrecognized prior service cost                               -
Unrecognized net loss (gain)                                 5,368
(Accrued)/prepaid post-retirement benefit cost           $  (4,652)

The assumptions used to determine post-retirement benefit costs were changed effective January 1, 1994 to 7.25%, 13.0% and 5.0% for the discount rate, near-term health care cost trend and long-term health care cost trend, respectively. These assumptions were used to calculate the funded status of Post-Retirement benefits at December 31, 1993.
  Increasing the assumed health care cost trend rate by 1% each year would increase the total post-retirement benefit cost for 1993 by $1.1 million and increase the total accumulated post-retirement benefit obligation by $10.8 million.
  Prior to 1993 the EUA System followed the "pay-as-you-go" methodology for accounting for post retirement benefits other than pensions. The costs of the benefits, which amounted to $2,367,000 in 1992 and $1,872,000 in 1991, were charged to expense. The EUA System, has also established an irrevocable external Voluntary Employee Benefit Association Trust Fund as required by the aforementioned regulatory decisions. Contributions to the fund commenced in March 1993 and totaled approximately $6.0 million during 1993.

Post-Employment Benefits: In November 1992, FASB issued Statement No. 112, "Employers' Accounting for Post-employment Benefits". EUA is required to adopt this standard no later than January 1, 1994. The estimated impact of this standard on the EUA System is immaterial and therefore it is anticipated that no liability will be recorded.

Long-Term Purchased Power Contracts: The EUA System is committed under long-term purchased power contracts, expiring on various dates through September 2021, to pay demand charges whether or not energy is received. Under terms in effect at December 31, 1993, the aggregate annual minimum commitments for such contracts are approximately $139 million in 1994, $136 million in 1995 and 1996, $133 million in 1997, $137 million in 1998 and will aggregate $1.6 billion for the ensuing years. In addition, the EUA System is required to pay additional amounts depending on the actual amount of energy received under such contracts. The demand costs associated with these contracts are reflected as Purchased Power-Demand on the Consolidated Statement of Income. Such costs are recoverable through rates.

Construction and Energy Related Investments: The EUA System's cash construction requirements are estimated at $84.0 million for the year 1994 and $342.7 million for the years 1995 through 1998. This includes estimated construction expenditures of EUA Cogenex of $42.4 million for 1994 and $197.5 million for the years 1995 through 1998.
  In addition, energy related investments of EUA Cogenex are estimated to be $11.3 million for 1994 and aggregate $40.0 million for the years 1995 through 1998.

Environmental Matters: The Comprehensive Environmental Response, Compensation Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, and certain similar state statutes authorize various governmental authorities to seek court orders compelling responsible parties to take cleanup action at disposal sites which have been determined by such governmental authorities to present an imminent and substantial danger to the public and to the environment because of an actual or threatened release of hazardous substances. Because of the nature of the EUA System's business, various by-products and substances are produced or handled which are classified as hazardous under the rules and regulations promulgated by the EPA as well as state and local authorities. The EUA System generally provides for the disposal of such substances through licensed contractors, but these statutory provisions generally impose potential joint and several responsibility on the generators of the wastes for cleanup costs. Subsidiaries of EUA have been notified with respect to a number of sites where they may be responsible for such costs, including sites where they may have joint and several liability with other responsible parties. It is the policy of the EUA System companies to notify liability insurers and to initiate claims; at this time, however, no claims have been filed against any insurer and EUA is unable to predict whether liability, if any, will be assumed by, or can be enforced against, the insurance carrier in these matters.
  As of December 31, 1993, the EUA System had incurred costs of approximately $2.8 million in connection with these sites. Of this amount, approximately $2.7 million relates to Blackstone. These amounts have been financed primarily by internally gene rated cash. Blackstone is currently amortizing substantially all of its incurred costs over a five-year period, and recovering those costs in rates.
  EUA estimates that additional costs ranging from $2.0 million to $9.2 million may be incurred at these sites through 1995 by its subsidiaries and the other responsible parties. Of this amount, approximately $8.4 million relates to sites at which Blackstone is a potentially responsible party. Estimates beyond 1995 cannot be made since site studies, which are the basis of these estimates, have not been completed.
  As a result of the recoverability of cleanup costs in rates and the uncertainty regarding both its estimated liability, as well as its potential contributions from insurance carriers and other responsible parties, EUA does not believe that the ultimate impact of the environmental costs will be material to the EUA System or to any individual subsidiary and thus no loss accrual has been made.
  The Clean Air Act Amendments of 1990 (Clean Air Act) created new regulatory programs and generally updated and strengthened air pollution control laws. These amendments will expand the regulatory role of the United States Environmental Protection Agency (EPA) regarding emissions from electric generating facilities and a host of other sources. EUA System generating facilities will most probably be first affected in 1995, when EPA regulations will take effect for facilities owned by the EUA System. Tests at Montaup's coal-fired Somerset Unit #6 indicate it will be able to utilize lower sulfur coal than is already being burned to meet the 1995 air standards with only a minimal capital investment. Montaup determined that it would not be economical to repair Unit #5 of the Somerset Station and therefore has placed it in deactivated reserve. EUA does not anticipate the impact from the Amendments to be material to the financial position of the EUA System.
  In April 1992, the Northeast States for Coordinated Air Use Management (NESCAUM), an environmental advisory group for eight Northeast states including Massachusetts and Rhode Island, issued recommendations for nitrogen oxide (NOx) controls for existing utility boilers required to meet the ozone non-attainment requirements of the Clean Air Act. The NESCAUM recommendations are more restrictive than the Clean Air Act requirements. The Massachusetts Department of Environmental Management has amend ed its regulations to require that Reasonably Available Control Technology be implemented at all stationary sources potentially emitting 50 tons or more per year of NOx. Rhode Island has not yet issued regulations to implement NOx reduction requirements.
Montaup is in the process of reviewing compliance strategies. Any compliance strategy may require the implementation of additional pollution control technology as early as 1995. Montaup would seek recovery of pollution control expenditures through rates.
  A number of scientific studies in the past several years have examined the possibility of health effects from electric and magnetic fields (EMF) that are found everywhere there is electricity. While some of the studies have indicated there may be so me association between exposure to EMF and health effects, many studies have indicated no direct association. In addition, the research to date has not conclusively established a direct causal relationship between EMF exposure and human health. Additional studies, which are intended to provide a better understanding of the subject, are continuing.
  Some states have enacted regulations to limit the strength of magnetic fields at the edge of transmission line rights-of-way. Rhode Island has enacted a statute which authorizes and directs the Energy Facility Siting
Board to establish rules and regulations governing construction of high voltage transmission lines of 69kv or more. Various bills are pending in the Massachusetts Legislature that would require certain disclosures about the potential health effects of EMF. Management cannot predict the ultimate outcome of the EMF issue.

Guarantee of Financial Obligations: EUA has guaranteed or entered into equity maintenance agreements in connection with certain obligations of its subsidiaries. EUA has guaranteed the repayment of EUA Cogenex's $35 million 10.56% unsecured long-term notes due 2005 and EUA Ocean State's $38.6 million 9.59% unsecured long-term notes due 2011. In addition, EUA has entered into equity maintenance agreements in connection with the issuance of EUA Service's 10.2% Secured Notes and EUA Cogenex's 7.22 % and 9.6% Unsecured Notes.
  Under the December 1992 settlement agreement with EUA Power, EUA reaffirmed its guarantee of up to $10 million of EUA Power's share of the decommissioning costs of Seabrook Unit 1 and any costs of cancellation of Unit 1 or Unit 2. EUA guaranteed this obligation in 1990 in order to secure the release to EUA Power of a $10 million fund established by EUA Power at the time EUA Power acquired its Seabrook interest. EUA has not provided a reserve for this guarantee because management believes that it is unlikely that EUA will ever be required to honor the guarantee.
  Montaup is a 3.27% equity participant in two companies which own and operate transmission facilities interconnecting New England and the Hydro Quebec system in Canada. Montaup has guaranteed approximately $6.0 million of the outstanding debt of these two companies. In addition, Montaup and Newport have minimum rental commitments which total approximately $14.3 million and $1.8 million, respectively under a noncancelable transmission facilities support agreement for years subsequent to 1993.

Other: In December 1992, Montaup commenced a declaratory judgment action in which it sought to have the Massachusetts Superior Court determine its rights under the Power Purchase Agreement between it and Aquidneck Power Limited Partnership (Aquidneck). Montaup sought a declaration that the Power Purchase Agreement was binding on the parties according to its terms. Aquidneck asserted that Montaup had either an express or implied obligation to negotiate new terms and conditions to the Power Purchase Agreement. Specifically, the defendants sought to amend, through negotiations, certain milestone events to which they were bound in the Power Purchase Agreement as written. Aquidneck failed to meet the first milestone of January 1, 1993. Accordingly, on January 5, 1993, Montaup exercised its rights to terminate the Power Purchase Agreement effective immediately.
  In January 1994 a counterclaim by Aquidneck claimed certain breaches of the Power Purchase Agreement, including an alleged failure on the part of Montaup to renegotiate the terms and conditions of the Power Purchase Agreement relating to the first milestone event. Also in January 1994, Aquidneck sought to join EUA and EUA Service as parties to the suit.
  Aquidneck apparently claims $11 million of damages on the theory that EUA can "avoid an approximately $11 million obligation to purchase capacity and power which it does not currently need." Aquidneck seeks treble damages claiming Montaup, EUA and EUA Service violated state laws willfully and knowingly.
  Montaup, EUA and EUA Service intend to defend the counterclaim vigorously and believe that Aquidneck's claims have no basis in law.

Report Of Independent Accountants

To the Trustees and Shareholders of
Eastern Utilities Associates

  We have audited the accompanying consolidated balance sheets and consolidated statements of equity capital and preferred stock and indebtedness of Eastern Utilities Associates and subsidiaries (the Company) as of December 31, 1993 and 1992, and t he related consolidated statements of income, retained earnings and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 1993 and 1992, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.



COOPERS & LYBRAND


Boston, Massachusetts
March 4, 1994

Report Of Management

The management of Eastern Utilities Associates is responsible for the consolidated financial statements and related information included in this annual report. The financial statements are prepared in accordance with generally accepted accounting principles and include amounts based on the best estimates and judgments of management, giving appropriate consideration to materiality. Financial information included elsewhere in this annual report is consistent with the financial statements.
  The EUA System maintains an accounting system and related internal controls which are designed to provide reasonable assurances as to the reliability of financial records and the protection of assets. The system's staff of internal auditors conducts reviews to maintain the effectiveness of internal control procedures.
  Coopers & Lybrand, an independent accounting firm, is engaged by EUA to audit and express an opinion on our financial statements. Their audit includes a review of internal controls to the extent required by generally accepted auditing standards for such audit.
  The Audit Committee of the Board of Trustees, which consists solely of outside Trustees, meets with management, internal auditors and Coopers & Lybrand to discuss auditing, internal controls and financial reporting matters. The internal auditors and Coopers & Lybrand have free access to the Audit Committee without management present.

Quarterly Financial And Common Share Information (Unaudited)

(Thousands of Dollars, Except Per Share and Share Price Amounts)

                                                                     Earnings
                                                                       per      Dividends   Common Share
                                                      Consolidated    Average    Paid Per   Market Price
                     Operating   Operating     Net        Net         Common      Common
                     Revenues(1)  Income (1)  Income   Earnings      Share (2)     Share    High    Low
FOR THE QUARTERS
ENDED 1993:
 December 31      $  146,941     $  21,372    $ 10,282 $   9,652     $  0.51      $ 0.36    29 3/4  26 1/2
 September 30        156,238        21,439      14,719    13,913        0.74        0.36    29 7/8  28 1/4
 June 30             125,596        12,896       9,999     9,119        0.49        0.36    28 1/4  25 7/8
 March 31            137,702        19,699      13,241    12,247        0.71        0.34    27 7/8  23 7/8


FOR THE QUARTERS
ENDED 1992:
 December 31      $  139,976      $  9,703(3) $  8,177 $   7,183    $   0.42      $ 0.34    25 1/4  22 1/2
 September 30        134,542        17,392      11,087    10,090        0.59        0.34    24 1/8  22 1/8
 June 30             126,353        16,593       7,439     6,414        0.38        0.34    23 1/2  20 7/8
 March 31            141,093        20,659      11,447    10,424        0.62        0.34    21 3/4  20 3/8

(1) Restated to reflect consolidation of EUA Cogenex partnerships previously reflected as equity investments.

(2) The sum of the quarterly amounts may not equal annual earnings per average common share due to change in shares outstanding.

(3) Operating Income for the fourth quarter of 1992 was impacted by the recognition of certain non-recurring operating expenses related to inventory obsolescence, storm damage costs not recovered in rates and legal expenses related to litigation activities. A corresponding increase in Other Income
(Deductions) - Net resulting from the reduction of previously established reserves for matters in litigation, the favorable resolution of which was reached in 1992, offset this impact.

Consolidated Operating and Financial Statistics (1)

Years Ended December 31,             1993      1992      1991      1990      1989      1988     1983
ENERGY GENERATED
AND PURCHASED (millions of kwh):
 Generated
   - by Somerset Station              319        936       957       985     1,296     1,190     1,123
   - by Nuclear Units               1,033      1,050     1,109     1,635       956       472     1,019
   - by Jointly-Owned Units         1,809      2,105     2,053     1,793     2,075     1,836     1,724
   - by Life of the Unit Contracts    602        793       863       753       836       884       452
   - by Newport                         1          1         1         7
 Interchange with NEPOOL              360        157       191       298       262        23      (285)
 Purchased Power - Unit Power       1,396      1,489     1,006       380       410       495       168
  Total Generated and Purchased     5,520      6,531     6,180     5,851     5,835     4,900     4,201
OPERATING REVENUES
(thousands):
   Residential                  $ 189,470  $ 176,538 $ 178,812 $ 156,883 $ 141,254 $ 127,883 $ 104,101
   Commercial                     179,145    170,034   171,732   149,514   131,306   119,362    89,225
   Industrial                      81,445     76,946    78,273    69,885    70,852    69,516    58,901
   Other Electric Utilities         5,098      5,103     4,828     4,317    19,625    23,660    16,212
   Other                           21,790     21,314    17,984    22,748    11,642    10,290    13,463
     Total Primary Sales Revenues 476,948    449,935   451,629   403,347   374,679   350,711   281,902
   Unit Contracts                  22,617     47,875    41,225    43,670    46,373    19,518    20,548
   Non-Electric(2)                 66,912     44,154    29,729    18,668     8,370     3,909
   Total Operating Revenues     $ 566,477    541,964 $ 522,583 $ 465,685 $ 429,422 $ 374,138 $ 302,450
ENERGY SALES (millions of kwh):
   Residential                      1,624      1,575     1,579     1,531     1,416     1,412     1,197
   Commercial                       1,704      1,704     1,689     1,623     1,497     1,424     1,103
   Industrial                         816        785       777       834       832       869       810
   Other Electric Utilities            61         68        66       130       389       377       386
   Other                              147        147       154       121        28        28        34
     Total Primary Sales            4,352      4,279     4,265     4,239     4,162     4,110     3,530
   Losses and Company Use             247        241       280       249       234       220       201
     Total System Requirements      4,599      4,520     4,545     4,488     4,396     4,330     3,731
   Unit Contracts                     921      2,011     1,635     1,363     1,439       570       470
     Total Energy Sales             5,520      6,531     6,180     5,851     5,835     4,900     4,201
NUMBER OF CUSTOMERS:
   Residential                    259,654    257,026   255,620   254,928   227,440   224,933   209,678
   Commercial                      30,805     32,851    32,745    32,836    27,890    26,611    21,605
   Industrial                       1,294      1,197     1,172     1,175     1,222     1,217     1,189
   Other Electric Utilities            12         15        15        12        14        13        12
   Other                               34         34        34        34        29        29        31
     Total Customers              291,799    291,123   289,586   288,985   256,595   252,803   232,515
Average Annual Revenue
  per Residential Customer (dollars)  730        687       699       636       621       569       496
Average Annual Use per Residential
   Customer (kwh)                   6,254      6,128     6,177     6,221     6,226     6,277     5,708
AVERAGE REVENUE
PER KWH (cents):
   Residential                      11.67      11.21     11.32     10.25      9.98      9.06      8.70
   Commercial                       10.51       9.98     10.17      9.21      8.77      8.38      8.09
   Industrial                        9.98       9.80     10.07      8.38      8.52      8.00      7.27


(1) Includes financial and operating statistics for Newport Electric Corporation from April 1, 1990 and EUA Power Corporation through December 31, 1990 at which time EUA Power Corporation was deconsolidated for financial reporting purposes.

(2) 1992 and 1991 amounts restated to reflect consolidation of EUA Cogenex partnerships previously reflected as equity investments.

Consolidated Operating and Financial Statistics(1)

Years Ended December 31,                      1993       1992       1991       1990       1989       1988     1983
CAPITALIZATION (thousands):
   Bonds - Net                             $ 300,389    306,898  $ 346,146  $ 363,566  $ 306,500  $ 294,500  $ 226,219
   Other Long-Term Debt - Net                196,427    156,060    142,306     80,029    299,579    260,064     30,179
     Total Long-Term Debt - Net              496,816    462,958    488,452    443,595    606,079    554,564    256,398
   Preferred Stock - Net                      31,953     44,346     45,830     50,380     49,691     49,693     49,234
   Common Equity                             333,165    266,855    248,598    237,393    375,016    301,759    172,327
     Total Capitalization                   $861,934    774,159  $ 782,880  $ 731,368$ 1,030,786  $ 906,016  $ 477,959
CAPITALIZATION RATIOS (%)
   Long-Term Debt                                 57         60         62         61         59         61         54
   Preferred Stock                                 4          6          6          7          5          6         10
   Common Equity                                  39         34         32         32         36         33         36
COMMON SHARE DATA:
   Earnings (Loss) per Average
     Common Share ($)                          2.44        2.00       1.58      (8.18)(2)   2.95       2.85       2.80
   Dividends per Share ($)                     1.42        1.36       1.45      2.575      2.475      2.375       1.79
   Payout (%)                                  58.2        68.0       91.8      (31.5)      83.9       83.3       63.9
   Average Common
     Shares Outstanding                  18,391,147  17,039,224 16,608,090 15,917,255 13,877,091 13,167,915  9,062,810
   Total Common Shares
     Outstanding                         19,032,598  17,237,788 16,831,062 16,352,708 15,262,237 13,371,252 10,192,304
   Book Value per Share ($)                   17.50       15.48      14.77      14.52      24.57      22.57      16.91
   Percent Earned On Average
     Common Equity                             15.0        13.2       10.8      (42.5)      12.1       12.8       16.2
   Market Price ($):
     High                                        29 7/8      25 1/4     25         41 1/2     41 3/4     33 1/8     18 3/8
     Low                                         23 7/8      20 3/8     15 3/4     20 3/4     30 3/8     21 1/8     13 7/8
     Year End                                    28          24 3/4     20 5/8     23 7/8     41 3/4     31 1/2     14 7/8
Miscellaneous ($ in thousands):
 Total Construction Expenditures ($)(3)      63,134      58,089     60,174    133,629    188,599    151,198    103,309
 Cash Construction Expenditures ($)(3)       60,767      55,736     57,570     59,929     75,861     65,307     78,912
   Internally Generated Funds ($)            84,290      53,256     63,681     35,024(4)  32,734     38,894     27,258
   Internally Generated Funds as
     a % of Cash Construction (%)             138.7       126.2      123.0       58.4(4)    43.2       59.6       34.5
   Installed Capability - MW                  1,256(5)    1,325      1,349      1,359      1,169      1,090        931
   Less: Unit Contract Sales - MW                85          85        216         86        116         98         75
   System Capability - MW                     1,171       1,240      1,133      1,273      1,053        992        856
   System Peak Demand - MW                      854         849        879        850        831        813        700
   Reserve Margin (%)                          37.1        46.1       28.9       49.8       26.7       22.0       22.3
   System Load Factor (%)                      61.5        57.5       59.0       60.3       60.4       60.8       60.8
   Sources of Energy (%):
     Nuclear                                   34.0        34.1       31.3       37.8       26.8       18.2       23.8
     Coal                                       5.4        18.6       21.0       22.6       28.9       27.0       16.3
     Oil                                       28.3        12.7       26.9       37.9       44.3       54.8       59.9
     Gas                                       26.0        29.3       17.2        1.7
     Other                                      6.3         5.3        3.6
   Cost of Fuel (Mills per kwh):
     Nuclear                                    7.5         7.7        8.7        8.3        7.6        8.2       6.5
     Coal                                      24.1        21.2       21.4       21.2       20.1       20.5      21.6
     Oil                                       25.5        26.0       18.9       26.3       24.7       22.6      41.5
     Gas                                       15.1        13.0       16.2       30.6
     All Fuels Combined                        15.5        14.8       15.7       18.4       18.8       19.4      30.7


(1) Includes financial and operating statistics for Newport Electric Corporation from April 1, 1990 and EUA Power Corporation through December 31, 1990 at which time EUA Power Corporation was deconsolidated for financial reporting purposes.
(2) After additional charges to 1990 earnings.
(3) 1992 and 1991 amounts restated to reflect consolidation of EUA Cogenex partnerships previously reflected as equity investments.
(4) Excludes EUA Power Corporation's cash interest payments.
(5) Excludes the 69 MW Somerset Station Unit #5 which was placed in deactivated reserve on January 25, 1994.

Shareholder Information

Shares of Eastern Utilities Associates are listed on the New York and Pacific Stock Exchanges, under the ticker symbol EUA. As of February 1, 1994, there were 13,274 common shareholders of record.

Form 10-K
A copy of EUA's 1993 Annual Report on Form 10-K filed with the Securities and Exchange Commission is available to shareholders without charge by writing to us.

Annual Meeting
The 1994 Annual Meeting of Shareholders will be held on Monday, May 16, 1994, at 9:30 a.m., in the Enterprise Room, 5th Floor
State Street Bank and Trust Company
225 Franklin Street
Boston, Massachusetts

Registrar, Transfer Agent
And Dividend Disbursing Agent For Common And Preferred Shares
Shareholder Services - Investor Relations
Mail Stop 450209
The First National Bank of Boston
Post Office Box 644
Boston, MA 02102-0644

Lost Or Stolen Stock Certificates
If your stock certificate is lost, destroyed or stolen, you should notify the transfer agent immediately so a "stop transfer" order can be placed on the missing certificate. The transfer agent then will send you the required documents to obtain a replacement certificate.

Dividends
Schedule of anticipated record and payment dates for 1994 dividends on EUA Common Shares:
Record                                        Payment
February 1                                February 15
May 2                                          May 16
August 1                                    August 15
November 1                                November 15

Replacement Of Dividend Checks
If you do not receive your dividend check within ten business days after the dividend payment date, or if your check is lost, destroyed or stolen, you should notify the disbursing agent in writing for a replacement.

Dividend Reinvestment And Common Share Purchase Plan
A Dividend Reinvestment and Common Share Purchase Plan is available to all registered shareholders and EUA System company employees. It is a simple and convenient method of purchasing additional shares of EUA common stock.
  Participants in the Plan receive a 5% discount on shares purchased with reinvested dividends.
  Participants also may make cash payments to purchase additional shares with no discount. You may obtain complete details by writing to:
William F. O'Connor, Secretary
Eastern Utilities Associates
Post Office Box 2333
Boston, MA 02107

Duplicate Mailings
Duplicate mailings are costly. Shareholders may be receiving duplicate copies of annual and quarterly reports due to multiple stock accounts in the same household. To eliminate additional mailings of these reports, please write to us and enclose label(s) or label information from the duplicate reports. Dividend checks and proxy material will continue to be sent for each account on record.
   EUA is required by law to create a separate account for each name when stock is held in similar but different names (e.g.: John A. Smith, J. A. Smith, John A. and Mary K. Smith, etc.). Please contact the Company for instructions if you wish to consolidate multiple accounts.

Quarterly Report To Shareholders
Beneficial owners of our stocks whose shares are registered in names other than their own (e.g., a broker or bank nominee) may obtain copies of our Quarterly Reports to Shareholders on an on-going basis by making a written request to our General Offices address to the attention of the Investor Relations Department. Note that the Annual Report will continue to be mailed to beneficial owners directly by their bank or broker.

Financial Community Inquiries
Institutional investors and securities analysts should direct inquiries to:
Clifford J. Hebert, Jr.,  Treasurer
Eastern Utilities Associates
Post Office Box 2333
Boston, MA 02107
(617) 357-9590

  The name Eastern Utilities Associates is the designation of the Trustees for the time being under a Declaration of Trust dated April 2, 1928, as amended. All persons dealing with Eastern Utilities Associates must look solely to the trust property for the enforcement of any claims against Eastern Utilities Associates, as neither the Trustees, Officers nor Shareholders assume any personal liability for obligations entered into on behalf of Eastern Utilities Associates.

Trustees

Russell A. Boss (A, C)
President and Chief Executive Officer, A. T. Cross Company
Lincoln, Rhode Island

Paul J. Choquette, Jr. (A, P)
President, Gilbane Building Company
Providence, Rhode Island

John E. Conway (A, F)
Chairman of the Board,  Jack Conway & Company, Inc.
Norwell, Massachusetts

Peter S. Damon (F, P)
President and Chief Executive Officer, Bank of Newport
Newport, Rhode Island

John F. G. Eichorn, Jr. (F, P)
Retired Chairman of the Board of Trustees of the Association

Peter B. Freeman (A, C)
Corporate Director and Trustee
Providence, Rhode Island

Wesley W. Marple, Jr. (F, P)
Professor of Business Administration,  Northeastern University
Boston, Massachusetts

Donald G. Pardus
Chairman of the Board of Trustees and
Chief Executive Officer of the Association

Margaret M. Stapleton (A, C)
Vice President, John Hancock Mutual Life Insurance Company
Boston, Massachusetts

John R. Stevens
President and Chief Operating Officer of the Association

W. Nicholas Thorndike (C, P)
Corporate Director and Trustee
Brookline, Massachusetts

A- Indicates member of Audit Committee
C- Indicates member of Compensation and Nominating Committee
F- Indicates member of Finance Committee
P- Indicates member of Pension Trust Committee

EUA Officers

Donald G. Pardus
Chairman of the Board of Trustees
and Chief Executive Officer

John R. Stevens
President and Chief Operating Officer

Arthur A. Hatch
Executive Vice President

Robert G. Powderly
Executive Vice President
Richard M. Burns
Comptroller

Clifford J. Hebert, Jr.
Treasurer

William F. O'Connor
Secretary

Subsidiary Presidents

David H. Gulvin, President, Blackstone Valley Electric and Newport Electric. John D. Carney, President, Eastern Edison.
Joseph S. Fitzpatrick, President, EUA Cogenex